SECOND AMENDED AND RESTATED OPERATING AGREEMENT

OF

LIFEBRIDGE 10000, LLC

a Florida limited liability company

January 1, 2021

SECOND AMENDED AND RESTATED OPERATING AGREEMENT

OF

LIFEBRIDGE 10000, LLC

THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT ("**Agreement**") of LifeBridge 10000, LLC, a Florida limited liability company (the "**Company**"), is made and entered into effective the 1st day of January 2021 (the "**Effective Date**"), by and among Comprehensive Innovations, LLC, a Florida limited liability company ("**CI**"), David Travers, Ken Watkins, Tim VanderMey, Rick Rotondo and Scott Krywick. Each of the current members of the Company, and each Person becoming a member of the Company as provided below, is hereinafter individually referred to as a "**Member**" and collectively as the "**Members**."

RECITALS:

A. The Company was formed effective January 5, 2015 by filing the Articles of Organization with the Secretary of State of Florida.

B. The Members desire to adopt this Agreement to evidence their acceptance of certain amendments to the Company's operating agreement and to confirm their agreement and understanding concerning the Company, the Company's business assets and operations, the Company's governance, the rights of the Members upon the dissolution or liquidation of the Company and the Members' interest in the Profits, Losses, capital and liabilities of the Company.

NOW, THEREFORE, in consideration of the mutual premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is agreed that the statements of fact contained in Paragraphs A and B of the Recitals above are true and correct and are incorporated herein and made a part hereof; and the parties further agree to the terms and conditions set forth in this Agreement.

ARTICLE 1 - DEFINITIONS

Section 1.1 Definitions. Capitalized terms that are used but not defined elsewhere in this Agreement have the meanings provided in this Article 1.

"**Act**" means the Florida Revised Limited Liability Company Act, Chapter 605 of the Florida Statutes, as such Chapter may be amended or revised from time to time.

"**Adjusted Capital Account Balance**" means, with respect to any Member, the balance in such Member's Capital Account as of the end of the relevant Taxable Year, after giving effect to the following adjustments:

(1) credit to such Capital Account any amounts that such Member is obligated to restore pursuant to this Agreement or as determined pursuant to Treas. Reg. § 1.704-1(b)(2)(ii)(c), or is deemed to be obligated to restore pursuant to the penultimate sentences of Treas. Reg. §§ 1.704-2(g)(1) and 1.704-2(i)(5); and

(2) debit to such Capital Account the items described in clauses (4), (5) and (6) of Treas. Reg. § 1.704-1(b)(2)(ii)(d).

The foregoing definition of Adjusted Capital Account Balance is intended to comply with the provisions of Treas. Reg. § 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"**Adjusted Capital Account Deficit**" means, with respect to a Member, an Adjusted Capital Account Balance of less than zero.

"**Affiliate**" of a Member or the Company means a Person that controls, is controlled by or is under common control with such Member or with the Company. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise. Ownership of more than fifty percent (50%) of the voting interests of a Person shall be conclusive evidence that control exists.

"**Agreement**" means this Operating Agreement of LifeBridge 10000, LLC, a limited liability company, including the exhibit attached hereto, as amended from time to time.

"**Articles of Organization**" means the Articles of Organization of the Company as filed with the Secretary of State of Florida, as they may be amended from time to time.

"**Available Cash**" means all cash on hand (as determined from time to time) other than cash which is: (i) restricted from Distribution under the terms of any agreement to which the Company is a party; or (ii) added to or retained in reserves in the reasonable discretion of the Manager for the future payment of obligations and liabilities of the Company (including any obligations and liabilities which are not yet due and payable and those liabilities and obligations which may be then past due), and for expenses, capital improvements, capital investments and reinvestments, replacements, contingencies, working capital and other reasonable requirements of the Company.

"**Bankruptcy**" means, with respect to this Agreement, any of the following: (i) the filing under Title 11 of the United States Code, as amended, or any similar statute of any petition by or against any Person, including a filing under any chapter of Title 11 of the United States Code, as amended (which, in the case of an involuntary petition, is not dismissed or stayed within sixty (60) days from the date of filing same); (ii) appointment of a receiver or trustee for such Person; (iii) the making of a general assignment by such Person for the benefit of such Person's creditors; (iv) the insolvency of such Person, or inability of such Person to pay all of such Person's respective debts

as they mature; or (v) the assumption of custody, or the sequestration by a court of competent jurisdiction, of all, or substantially all, of such Person's property.

"Benefit Director" means the Person taking on the responsibilities of the Benefit Director described in Section 10.14.

"Benefit Report" means the information provided to the public and stakeholders per Section 10.14(c) measuring the success and/or failure of the Company in meeting its stated goals.

"Best Interests" means the list of considerations described in Section 3.5.

"**Bona Fide Offer**" means the written and binding offer from any Person that sets forth the purchase price and terms of the proposed purchase and sale of any Membership Interest hereunder, from a Person who has the financial ability to consummate the proposed purchase and sale and is accompanied by an earnest money deposit in an amount not less than ten percent (10%) of the proposed purchase price as set forth in the Bona Fide Offer and which includes a description of all material terms of the proposed purchase and sale including the name of the prospective purchaser and, if the prospective purchaser is acquiring such Membership Interest as an agent or nominee for one or more other Persons, a statement to that effect as well as the name of each of the principals for whom such nominee or agent is acting.

"**Book Value**" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(1) the initial Book Value for any asset (other than money) contributed by a Member to the Company shall be the value as set forth in this Agreement or, if not set forth in this Agreement, as reasonably determined by the Manager as of the date of contribution;

(2) the Book Value of all Company assets shall be adjusted to equal their respective gross fair market values, as reasonably determined by the Manager if such adjustment is necessary or appropriate, in the judgment of the Manager, to reflect the relative economic interests in the Company as of the following times: (i) the acquisition of additional interests in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the Distribution by the Company to a Member of more than a de minimis amount of cash or property as consideration for interests in the Company; (iii) the liquidation of the Company for federal income tax purposes pursuant to Treas. Reg. § 1.704-1(b)(2)(ii)(g); or (D) in connection with the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a partner capacity, or by a new Member acting in a partner capacity in anticipation of being a Member;

(3) the Book Value of any Company asset Distributed to any Member shall be adjusted to equal its gross fair market value on the date of Distribution, as reasonably determined by the Manager;

(4) the Book Values of the Company's assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code § 734(b) or Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treas. Reg. § 1.704-1(b)(2)(iv)(m); provided, however, that the Book Values shall not be adjusted under this subparagraph (4) of this definition to the extent that an adjustment pursuant to subparagraph (2) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (4); and

(5) if the Book Value of an asset has been determined or adjusted pursuant to subparagraphs (1), (2) or (4) of this definition, such Book Value shall thereafter be adjusted by the Depreciation taken into account from time to time with respect to such asset for purposes of computing Profits and Losses.

"**Business Day**" means any day other than Saturday, Sunday or any other day on which national banking associations in the State of Florida generally are closed for commercial banking business.

"**Capital Account**" means, with respect to any Member or other owner of an interest in the Company, the Capital Account maintained for such Person in accordance with the following provisions:

(1) to each such Person's Capital Account, there shall be credited (a) the amount of cash contributed by such Person to the Company, (b) the initial Book Value (net of any liability secured by such contributed property that the Company is considered to have assumed or to have taken subject to pursuant to Code § 752) of any non-cash assets contributed to the capital of the Company by such Person, (c) such Person's distributive share of Profits and any items in the nature of income or gain that are specially allocated pursuant to Sections A.1 (Special Allocations) and A.2 (Curative Allocations) of **Exhibit A** to this Agreement, and (d) the amount of any Company liabilities assumed by such Person (excluding assumed liabilities that have been taken into account in computing the Book Value of any Company asset Distributed to such Person);

(2) to each such Person's Capital Account there shall be debited the amount of cash and the Book Value of any asset Distributed to such Person pursuant to any provision of this Agreement, such Person's distributive share of Losses, and any items in the nature of expenses or losses that are specially allocated pursuant to Sections A.1 and A.2 of **Exhibit A** to this Agreement, and the amount of any liabilities of such Person assumed by

the Company (to the extent not taken into account under subparagraph (1) of this definition above);

(3) to the extent that the unrealized income, gain, loss or deduction inherent in property Distributed (or deemed Distributed) in-kind (whether or not Distributed in liquidation) has not previously been reflected in the Members' Capital Accounts, the Capital Accounts of the Members shall be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such property would have been allocated among the Members under this Agreement if there were a taxable disposition of such property for its fair market value as determined on the date of its actual (or deemed) Distribution taking into account Code § 7701(g);

(4) if the Members' Capital Accounts are adjusted in connection with: (a) revaluation of property; (b) the Distribution of property in-kind (based on the gain or loss inherent in the Distributed property); (c) the adjustment to the tax basis of any Company asset; or (d) any other event requiring or permitting the adjustment to the Members' Capital Accounts to reflect their allocable shares of gain or loss inherent in any asset pursuant to Treas. Reg. § 1.704-1(b), then thereafter, in calculating the Members' allocable share of Profits or Losses of the Company pursuant to Article 11 of this Agreement and **Exhibit A**, the amount of such adjustments shall be treated as either Company Profits (if a positive adjustment) or Losses (if a negative adjustment) allocated to the Members pursuant to Article 11 of this Agreement and **Exhibit A** as the case may be, consistent with the adjustment made to each Member's Capital Account; and

(5) the foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treas. Reg. §§ 1.704-1(b) and 1.704-2 and shall be interpreted and applied in a manner consistent with such Regulations.

"**Capital Contribution**" means, with respect to a Member, the amount of money and the Book Value of other property contributed by such Member (or by such Member's predecessor-in-interest with respect to the same Membership Interest then held by such Member) to the capital of the Company in respect to that Member's Membership Interest, reduced by the amount of any liabilities of the Member that (i) the Company assumes (under the standards provided in the last sentence of Treas. Reg. § 1.704-1(b)(2)(iv)(c)) in connection with that transaction, or (ii) are secured by the property which is contributed by such Member to the Company, excluding the extent to which such secured liabilities have been taken into account in clause (i) of this definition or which exceed the fair market value of the contributed property.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Common Unit(s)**" means all Units other than Non-Dilutive Units and Non-Voting Units.

"**Company**" has the meaning set forth in the preamble to this Agreement.

"**Company Minimum Gain**" has the same meaning as the term "partnership minimum gain" under Treas. Reg. § 1.704-2(d).

"**Depreciation**" means, for each Taxable Year of the Company, or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Book Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if such depreciation, amortization or other cost recovery deductions with respect to any such asset for federal income tax purposes is zero for any Taxable Year, Depreciation shall be determined with reference to the asset's Book Value at the beginning of such year using any reasonable method selected by the Manager.

"**Distribution**" means the amount of money and the Book Value of property other than money Distributed to a Member by the Company on account of such Member's Membership Interest, reduced by: (i) any liabilities of the Company that, in conjunction with such Distribution, such Member is considered to assume under the last sentence of Treas. Reg. § 1.704-1(b)(2)(iv)(c), and (ii) any liabilities secured by the Distributed property to which such Member is considered to take the property subject to such secured liabilities pursuant to Code § 752. Payments to a Member (i) with respect to a loan by such Member to the Company or other transactions in which the Member is acting other than in the Member's capacity as a "Partner" within the meaning of Code § 707(a), or (ii) which are guaranteed payments in the meaning of Code § 707(c) of the Code, shall not be treated as Distributions and shall not reduce the Member's Capital Contributions or such Member's Capital Account.

"**Distribute**" means the act of making a Distribution.

"Dragged-Along Member" shall have the meaning set forth in Section 13.9 herein.

"Dragging Members" shall have the meaning set forth in Section 13.9 herein.

"Drag-Along Notice" shall have the meaning set forth in Section 13.9 herein.

"Drag-Along Sale" shall have the meaning set forth in Section 13.9 herein.

"**Entity**" means any corporation, partnership, joint venture or enterprise, limited liability company, unincorporated association, trust, estate, governmental entity or body, or any other business association or legal entity, including any state law entity disregarded as a separate entity for federal income tax purposes.

"**Family Member**" means, with respect to a Member who is a natural person, any individual who is an ancestor, lineal descendant or spouse of such Member. For purposes of determining Family Members of an individual under this Agreement, an adopted child shall be considered a natural born child of his or her adoptive parents if such child was adopted prior to attaining 14 years of age and the adoptive parents of any such adopted child shall be considered the only parents of such adopted child.

"**Family Trust**" means, with respect to a Member, a trust that satisfies both of the following conditions: (i) such trust is for the exclusive benefit of such Member and/or one or more Family Members of such Member, or provides for an income interest only for the spouse of such Member (either alone or in conjunction with one or more other Family Members of such Member) and all the remaindermen (other than distributees of minor monetary amounts and/or items of tangible personal property) of such trust are Family Members of such Member; and (ii) except as provided below, the trustees of such trust are such Member or Family Members of such Member and/or such other Persons as may be approved by the remaining Members of the Company. In order to determine who are the Family Members and Family Trusts of a Member which is itself a trust, an individual who is the settlor of such trust and any Family Member of such settlor shall be deemed to be a Family Member of such trust and any trust created by, or which is a Family trust of, the settlor and/or any Family Member of such settlor shall also be deemed to be a Family trust of such trust.

"**Floor Amount**" means, with respect to any Non-Voting Unit issued as a "profits interest", an amount determined by the Manager in his or her sole discretion and set forth in the applicable agreement between the Company and the applicable Member relating to the grant and/or vesting of such Non-Voting Unit, as it may be updated from time to time by the Company (which amount, for purposes of clarity, shall be equal to the aggregate amount of Distributions that would be made pursuant to Section 12.2 if, as of the date of grant of such Non-Voting Unit, all of the assets of the Company were sold for their Book Value and the proceeds of such sale were Distributed pursuant to Section 15.3(b)).

"**Incapacity**" means (in the case of a Member that is an individual) an individual's ability to manage his or her financial affairs is substantially impaired and such impairment will, in the opinion of both the individual's attending physician and a qualified physician selected by the Company, more likely than not be expected to continue until his or her death.

"**Initial Public Offering**" shall mean the first registered offering of securities of the Company or any successor to the Company (whether by merger, conversion, the transfer of all or substantially all of the assets of the Company or otherwise), or a subsidiary of the Company, as the case may be, under the Securities Act pursuant to an effective registration statement

"Intellectual Property" means any and all intellectual property and tangible embodiments thereof, including without limitation inventions, discoveries, designs, specifications, developments, methods, modifications, improvements, processes, know-how, show-how,

techniques, algorithms, databases, computer software and code (including software and firmware listings, assemblers, applets, compilers, source code, object code, net lists, design tools, user interfaces, application programming interfaces, protocols, formats, documentation, annotations, comments, data, data structures, databases, data collections, system build software and instructions), formulae, techniques, supplier and customer lists, trade secrets, graphics or images, text, audio or visual works, materials that document design or design processes, or that document research or testing, schematics, diagrams, product specifications and other works of authorship.

"Intellectual Property Rights" means, collectively, all rights in, to and under patents, trade secret rights, copyrights, trademarks, service marks, trade dress and similar rights of any type under the laws of any governmental authority, including without limitation, all applications and registrations relating to the foregoing.

"**Majority Members**" means the Member or Members holding more than fifty percent (50%) of the Voting Units. For purposes of determining the Majority Members, any Voting Unit owned by the holder of a Transferable Interest shall be treated as zero percent (0%) (see the definition of a "Transferable Interest" for rules governing who will be treated as a "holder of a Transferable Interest").

"**Manager**" means the Person or Persons appointed and serving as Manager or Managers in accordance with Section 9.1 of this Agreement. If there is more than one (1) manager of the Company, the term "**Manager**" as used in this Agreement shall be deemed to include the plural of such term as appropriate in this context.

"**Members**" means all Persons who are parties to this Agreement who are listed and otherwise identified as Members on the Member List, and those Persons that are subsequently admitted as Members of the Company, identified as Members on the books and records of the Company and who become subject to the terms and conditions of this Agreement. The holder of a Transferable Interest shall be treated as a Member with respect to such Transferable Interest (and the Percentage Interest represented thereby) solely for the purposes of allocations under Article 11 and Distributions under Article 12 and Section 15.3. "**Member**" means any one of the Members.

"**Membership Interest**" means, with respect to each Member, such Member's entire interest in the Company, including each such Member's interest in the capital of the Company, such Member's Percentage Interest in the Profits, Losses and Distributions, and such Member's governance rights, which include the right to vote, if any (based upon such Member's Percentage Interest) on all matters that are subject to a vote of the Members. The Membership Interest of a Member may vary during the course of a year as Membership Interests are Transferred or as new Members are admitted and additional Capital Contributions are made.

"**Member List**" has the meaning set forth in Section 4.1.

"**Member Nonrecourse Debt**" has the same meaning as the term "partner nonrecourse debt" under Treas. Reg. § 1.704-2(b)(4).

"**Member Nonrecourse Debt Minimum Gain**" has the same meaning as the term "partner nonrecourse debt minimum gain" under Treas. Reg. § 1.704-2(i)(2), and shall be determined in accordance with Treas. Reg. § 1.704-2(i)(3).

"**Member Nonrecourse Deductions**" has the same meaning as the term "partner nonrecourse deductions" under Treas. Reg. § 1.704-2(i)(1). The amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for each Taxable Year of the Company equals the excess (if any) of the net increase (if any) in the amount of Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt during such Taxable Year over the aggregate amount of any Distributions during such Taxable Year to the Member who bears the economic risk of loss for such Member Nonrecourse Debt to the extent that such Distributions are from the proceeds of such Member Nonrecourse Debt which are allocable to an increase in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treas. Reg. § 1.704-2(i)(2).

"**Non-Dilutive Members**" means the Members owning Non-Dilutive Units.

"**Non-Dilutive Unit(s)**" means Common Units that are entitled to anti-dilution protection pursuant to Section 13.17 in addition to the rights granted to Common Units generally.

"**Nonrecourse Debt**" or "**Nonrecourse Liability**" has the same meaning as the "nonrecourse liability" under Treas. Reg. § 1.704-2(b)(3).

"**Nonrecourse Deductions**" has the same meaning set forth in Treas. Reg. § 1.704-2(b)(1). The amount of Nonrecourse Deductions for a Taxable Year of the Company equals the excess (if any) of the net increase (if any) in the amount of Company Minimum Gain during that Taxable Year over the aggregate amount of any Distributions during the Taxable Year of proceeds of a Nonrecourse Debt that are allocable to an increase in Company Minimum Gain, determined in accordance with the provisions of Treas. Reg. § 1.704-2(c).

"**Non-Voting Units**" means Units that do not entitle their holder to voting rights, except as otherwise required by law.

"**Non-Voting Members**" means the holders of Non-Voting Units.

"**Percentage Interest**" means, with respect to each Member, the Percentage Interest of such Member in the Profits, Losses, Distributions and voting rights as set forth in the Member List. The Percentage Interests of the Members may thereafter be adjusted in the manner provided elsewhere in this Agreement.

"**Permitted Transfer**" means a Transfer to a permitted transferee as set forth in Section 13.

"**Person**" means any individual or Entity.

"**Profits**" or "**Losses**" means, for each Taxable Year or other period, the taxable income or taxable loss of the Company as determined for federal income tax purposes utilizing the method of accounting followed by the Company and in accordance with Code § 703(a) (including in such taxable income or taxable loss all items of income, gain, loss or deduction required to be stated separately pursuant to Code § 703(a)(1)) with the following adjustments:

(1) all items of gain or loss resulting from any disposition of Company assets shall be determined upon the basis of the Book Value of such assets rather than the adjusted tax basis thereof;

(2) any income of the Company that is exempt from federal income tax and has not otherwise been taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(3) any expenditures of the Company that are described in Code § 705(a)(2)(B), or treated as such pursuant to Treas. Reg. § 1.704-1(b)(2)(iv)(i), and that are not otherwise taken into account in the computation of taxable income or loss of the Company, shall be deducted in the determination of Profits or Losses;

(4) if the Book Value of any Company asset is adjusted pursuant to subparagraphs (2) or (3) of the definition of "Book Value" in this Article 1, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such assets for purposes of computing Profits or Losses unless such gain or loss is specially allocated pursuant to Section A.1. of **Exhibit A** to this Agreement;

(5) in lieu of the depreciation, amortization and other cost recovery deductions taken into account in determining such taxable income or loss, there shall be deducted Depreciation (as defined above); and

(6) notwithstanding any of the foregoing provisions, any items that are specially allocated pursuant to Sections A.1. or A.2. of **Exhibit A** to this Agreement shall not be taken into account in computing Profits or Losses.

"**Proportionate Share**" shall mean the portion of the Membership Interest available for purchase hereunder either: (i) determined by multiplying the Membership Interest available for purchase hereunder by a fraction, the numerator of which is the Percentage Interest of the Member who is entitled to and elects to purchase such Member's Proportionate Share of the Membership Interest available for purchase hereunder, and the denominator of which is the total Percentage Interests of all of the Members who are entitled to and who elect to purchase their Proportionate

Share of the Membership Interest available for purchase hereunder pursuant to this Agreement; or (ii) such other portion as may be mutually agreed upon by such participating Members.

"**Taxable Year**" means the calendar year or such other annual period properly used by the Company as its taxable year for federal income tax reporting purposes.

"**Transfer**" means (i) as a noun, the transfer of legal, equitable or beneficial ownership by sale, exchange, assignment, pledge or grant of a security interest, or other conveyance or disposition of any kind, whether voluntary or involuntary, including transfers by operation of law or legal process and includes, with respect to a Member, (a) the appointment of a receiver, trustee, liquidator, custodian or other similar official for that Member or all or any part of the property of such Member under a bankruptcy proceeding, (b) a gift, donation, transfer by will or intestacy or other similar type of transfer or disposition by such Member, whether *inter vivos* or *mortis causa*, and (c) any other transfer or disposition by such Member to a spouse or former spouse (including by reason of a separation agreement or divorce, equitable or community or marital property distribution, judicial decree or other court order concerning the division or partition of property between spouses or former spouses or other persons); and (ii) as a verb, the act of making any Transfer.

"**Transferable Interest**" means the right described in § 605.0102(66) of the Act (or any successor provision thereto), as initially owned by a Person in such Person's capacity as a Member, to receive Distributions from the Company in accordance with this Agreement, whether such Person remains a Member or continues to own a part of such right. The holder of a Transferable Interest shall be allocated Profits and Losses with respect to such Transferable Interest (and the Percentage Interest represented thereby) as provided in Article 11 of this Agreement. Any references in this Agreement to a "holder of a Transferable Interest" shall be deemed for purposes of this Agreement to refer to a Person whose ownership of an equity interest in the Company is limited to the ownership of a Transferable Interest.

"**Treasury Regulations**" or "**Treas. Reg.**" means the final and temporary regulations of the Department of the Treasury promulgated with respect to the Code, as such regulations may be modified from time to time.

"**Unit(s)**" means Common Units, Non-Dilutive Units and Non-Voting Units.

"**Valuation Date**" means the last date of the calendar month either coinciding with, or immediately preceding (whichever is applicable):

(1) the date of death of a Deceased Member, in the case of the sale and purchase pursuant to Section 13 below;

(2) the date the divorce of the Divorced Member is finally adjudicated in the case of a sale and purchase of a Divorced Membership Interest pursuant to Section 13.4 below;

(3) at the election of the Company, either (i) the date on which the Defaulted Membership Interest was Transferred in violation of this Agreement, or (ii) the date the Company gives the Transfer in Violation Notice to the Holder or the Member who made or suffered a Transfer of the Defaulted Membership Interest in the case of a sale and purchase of a Defaulted Membership Interest under Section 13.6 below; or

(4) a date of the Company's choosing, but not to exceed thirty (30) days prior to the date on which the Company sends notice of its intent to exercise its Call Option, in the case of the sale and purchase pursuant to Section 13.12 below.

"**Voting Percentage**" means, with respect to each Member, such Member's percentage ownership of all Voting Units, as set forth in the Member List, as updated from time to time.

"**Voting Units**" means Units entitled to vote pursuant to the terms of this Agreement and excludes, for the avoidance of doubt, Non-Voting Units.

ARTICLE 2 - ORGANIZATION

Section 2.1 Formation. The Members have formed the Company pursuant to the Act. The Members shall execute such documents and take such actions, at Company expense, as may be necessary or desirable to maintain the Company's status as a limited liability company under the Act and as a partnership under the Code, and to carry out the business purposes of the Company as set forth in Section 3.1 below. If there is any conflict between the terms of this Agreement and the Articles of Organization, this Agreement shall control.

Section 2.2 Name and Principal Place of Business. The name of the Company shall be LifeBridge 10000, LLC, or such other name as the Manager may from time to time designate. The principal place of business of the Company shall be 862 E. Wildmere Avenue, Longwood, Florida 32750, or such other place as the Manager may designate from time to time.

Section 2.3 Term. The term of the Company commenced on the date of filing of the Articles of Organization and shall continue in perpetuity, unless sooner dissolved in accordance with Article 15 hereof or as otherwise provided by the Act.

Section 2.4 Registered Office and Agent in Florida. The address of the Company's registered office in the State of Florida is 862 E. Wildmere Avenue, Longwood, Florida 32750. The name of the Company's registered agent at that address is Peter F. Travers. The Manager may, from time to time, on behalf of the Company, change the registered office and/or the registered agent of the Company.

Section 2.5 Qualification in Other Jurisdictions. The Manager shall cause the Company to be qualified or registered in any jurisdiction in which the Company transacts business and is required under applicable local law to qualify or register, including a registration under an assumed or fictitious name statute or similar laws. The Manager and/or the Members shall execute, deliver and file any certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in any jurisdiction in which the Company intends to conduct business.

ARTICLE 3 - BUSINESS AND PURPOSE OF THE COMPANY

Section 3.1 Business of the Company. The business of the Company is to conduct research regarding, and perform services related to, the treatment of cancer. In addition, the Company may engage in any other business permitted under applicable law and otherwise approved by the Majority Members.

Section 3.2 Assignment of Intellectual Property. The members agree to assign to the Company the entire right, title and interest in and to any and all of the following: (a) Intellectual Property created, designed or engineered by any member for the purpose and benefit of the Company or its Affiliates; (b) any and all Intellectual Property Rights claiming or covering such Intellectual Property; (c) any and all causes of action that may have accrued to the undersigned in connection with such Intellectual Property or Intellectual Property Rights; and (d) any and all Intellectual Property Rights that may have derived from work done by the Members in the area of Tumor Treating Fields prior to the formation of the Company. The members further agree to execute and deliver to the Company the Assignment of any patents and patent applications in connection with such Intellectual Property.

Section 3.3 Purpose of the Company. The purpose of the Company is to advance and support unique tools and approaches that preserve and extend the quality of life of those that are battling cancer. The Company will operate with the goal of being ethically responsible, producing high-quality technical solutions intended to inspire others to work towards a similar purpose. The Company is committed to the enhancement of technologies that advance the Company's purpose while creating opportunities for people to access such technologies regardless of financial means.

Section 3.4 Contribution Percentage.

(a) All Members understand and acknowledge that the Company's mission is to contribute ten percent (10%) of the Company's annual net profit (the **"Contribution Percentage"**) to provide pro bono services to individuals who cannot afford the Company's cancer therapies (the **"Mission"**).

Section 3.5 Consideration of Stakeholders and Other Interests.

(a) In discharging his or her duties and determining what is in the best interest of the Company and its Members, the Manager shall consider factors relevant to the Purpose of the Company and the Manager shall not be required to regard any interest, or the interests of any particular group affected by such action, as a dominant or controlling interest or factor. The Manager shall give due consideration to the following factors, including, but not limited to, the long-term prospects and interests of the Company and the Members, and the social, economic, legal, spiritual, environmental or other effects of any action on people battling cancer, those treating cancer patients, the Company's current and retired employees, the organizations and communities we support, our customers and prospective customers, supporters connected to the Company, and all those who share the Company's goals of serving those cancer victims who have more life to live (collectively, with the Members, the **"Stakeholders"**).

(b) In addition to these factors the Management Committee should attempt to partner with and advance the abilities of hard working people, including those who have been marginalized: including immigrants, minorities, elders, youth, women and people with disabilities. The Company's efforts will be measured by social impact metrics with the intent of refining alignment with the Company's Purpose.

(c) Nothing in this Section 3.5, express or implied, is intended to create or shall create or grant any right in or for any person other than a Member or any cause of action by or for any person other than a Member. Notwithstanding the foregoing, the Manager is entitled to rely upon the definition of "Best Interests" as set forth above and such reliance shall not, absent another breach, be construed as a breach of the Manager's fiduciary duty of care.

ARTICLE 4 - NAMES AND ADDRESSES OF MEMBERS; AUTHORIZED UNITS

Section 4.1 Members. A list of the names, mailing and email addresses, Unit holdings, Voting Percentages and Percentage Interests of the Members (the "**Member List**") shall be maintained in the records of the Company, and updated from time to time to reflect the addition and removal of Members and other changes to the information thereon.

Section 4.2 Additional Members. Except as authorized or permitted in accordance with Article 13 hereof, one or more additional Members may be admitted to the Company upon written approval of the Manager. Any such consent may be given or arbitrarily withheld in the sole and absolute discretion of such Majority Members. Upon the admission of additional Members in accordance with this Agreement, the Members shall cause this Agreement to be amended accordingly.

Section 4.3 Authorized Units. The Company may issue additional Units as required pursuant to the terms and provisions of this Agreement or as the Manager may from time to time approve in writing.

Section 4.4 Uncertificated Units. Except as otherwise determined by the Manger, all Units shall be uncertificated.

Section 4.5 Profits Interests.

(a) The Company and each Member hereby acknowledge and agree that certain of the Non-Voting Units constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27, and that any and all such Non-Voting Units received by a Member are received in exchange for the provision of services by the Member to or for the benefit of the Company. The Company and each Member who receives such Non-Voting Units hereby agree to comply with the provisions of Rev. Proc. 2001-43, and neither the Company nor any Member who receives such Non-Voting Units shall perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43 or any future Internal Revenue Service guidance or other governmental entity that supplements or supersedes the foregoing revenue procedures.

(b) Each record owner of such Non-Voting Units shall participate only in the income, gain, Profits and Losses of the Company from the date of issuance of such Non-Voting Units and not in the capital of the Company existing as of the date of issuance of such Non-Voting Units. Accordingly, immediately prior to the issuance from time to time by the Company of one or more such Non-Voting Units: (i) the carrying value of all of the assets of the Company shall be adjusted to equal their respective fair market values (taking into account Code Section 7701(g)) at such time, as determined in good faith by the Manager; and (ii) each such Non-Voting Unit shall entitle its record owner to share in the income and appreciation in the net fair market value of the assets of the Company from and after the date of issuance of such Non-Voting Unit and not in any value of the assets of the Company accrued prior to the issuance of such Non-Voting Unit;

ARTICLE 5 - COMPANY ACCOUNTING

Section 5.1 Books and Records; Method of Accounting. The Manager shall cause the Company to maintain, at Company expense, full and accurate books of the Company as are required to be maintained by the Company pursuant to the Act, at the Company's principal place of business specified in Section 2.2 above. The books of the Company, for tax and financial reporting purposes, shall be kept on the cash method of accounting (or, if applicable, such other method of accounting required to be used by the Company for federal income tax purposes). The Taxable Year of the Company shall be the calendar year (or, if applicable, such other Taxable Year required to be used by the Company for federal income tax purposes). Except as otherwise provided in this Agreement or under the Act, any Member may at any time during the regular business hours, after giving reasonable prior notice to the Company, inspect and copy (at such Member's expense) any of the Company's records required to be made available to the Members under the Act.

Section 5.2 Tax Reports. The Company shall endeavor to send or cause to be sent as soon as reasonably possible after the close of each Taxable Year, to each Person who was a

Member at any time during such Taxable Year then ended, such tax information as shall be necessary for the preparation by such Person of such Person's federal income tax return and, if applicable, such Person's state income tax return.

Section 5.3 Bank Accounts; Temporary Investment of Company. The Manager may open, or cause to be opened, and will thereafter maintain, or cause to be maintained, at Company expense, one (1) or more bank accounts in the name and for the sole benefit of the Company in which there shall be deposited all of the capital of the Company, Capital Contributions (to the extent made in cash), all gross receipts of the Company, and the proceeds of loans, if any, that the Company may obtain. The funds in the Company's bank account or accounts shall be used solely for Company purposes and shall not be commingled with the funds of any other Person. Withdrawals shall be made only on the signatures of Persons as may be designated by the Manager. Reserved cash, cash held pending the expenditure of funds in furtherance of the affairs of the Company and cash held pending a Distribution to the Members may be invested in such liquid or illiquid investments as the Manager may determine.

Section 5.4 Income Tax Elections. The Manager shall cause the Company to make such income tax elections available to the Company under the Code or the Treasury Regulations as the Manager shall determine.

Section 5.5 Tax Matters.

(a) For all years prior to January 1, 2018, unless and until another Member is designated as the "tax matters partner" by the Manager, the tax matters partner of the Company within the meaning of Section 6231(a)(7) of the Code will be Peter Travers (the "**Tax Matters Partner**").

(b) Partnership Representative. Unless another individual is otherwise designated by the Manager, Peter Travers shall serve as the "partnership representative" of the Company (as defined in Code Section 6223) (the "**Partnership Representative**") and, while serving in such capacity, shall have all the rights and obligations to represent the Company (at the Company's expense) in any federal tax proceeding, but subject to the prior approval of the Manager with respect to any material matters involving tax authorities. The Partnership Representative shall arrange for and cause to be delivered to each Member notice of all significant matters that may come to the attention of the Partnership Representative by giving notice thereof within thirty (30) days after becoming aware thereof and, within such time, shall forward to each Member copies of all significant written communications the Partnership Representative may receive. The Partnership Representative shall appoint a "designated individual" in accordance with the requirements of Treas. Reg. §301.6223-1(b) as applicable.

ARTICLE 6 - CAPITAL CONTRIBUTIONS

Section 6.1 Capital Contributions to the Company. The Manager shall cause a record of the Members' Capital Contributions to be maintained and updated as needed from time to time.

Section 6.2 Additional Contributions. It is anticipated the Company will generate sufficient earnings and, if necessary, borrow sufficient funds to operate the Company's business and, except as otherwise provided herein, no Member shall be required, obligated or permitted to make additional Capital Contributions to the Company without the consent of the Manager. In the event that additional Capital Contributions are determined to be necessary by the Manager, then the Manager may solicit additional Capital Contributions from the Members, and the Members shall be entitled to contribute their Proportionate Share of such additional Capital Contributions. In the event that the Proportionate Shares of the additional Capital Contributions do not equal the Members' relative Membership Interests, then the Manager shall issue additional Membership Interests to those Members that make disproportionate additional Capital Contributions upon such terms and conditions as the Manager may reasonably determine. In furtherance thereof, except as otherwise provided herein, no Member shall be obligated to make any contribution or other payment to the Company with respect to a deficit balance, if any, in such Member's Capital Account as provided in Section 7.1 below.

Section 6.3 Return of Capital Contributions. Except as expressly provided for herein to the contrary, a Member shall not be entitled to withdraw any portion of the Member's Capital Contributions in money or property prior to dissolution of the Company and then only in accordance with the provisions of the Act and this Agreement. No interest shall be paid on the Member's Capital Contributions (or on the credit balance in the Member's Capital Account).

Section 6.4 Member Advances. In the event that, from time to time, the capital of the Company is insufficient to pay when due any of the expenses, obligations or liabilities of the Company, or any other needs of the Company related to the conduct of the business of the Company, the Company shall be permitted to obtain loans from other Persons, including the Members and/or their Affiliates, in the Manager' discretion, and on such terms as the Manager determine to be commercially reasonable.

Section 6.5 Company Property. All Company property shall be owned by and title shall be vested solely in the name of the Company or in the name of such other Person as shall be determined by the Manager.

ARTICLE 7 - CAPITAL ACCOUNTS

Section 7.1 Capital Accounts. An individual Capital Account shall be determined and maintained for each Member.

Section 7.2 Capital Account of Assignee Members. Except as otherwise provided in Section 6.2 above, upon the Transfer of all or part of a Membership Interest in the Company, the Capital Account of the transferor that is attributable to the Transferred Membership Interest (including the Transfer of an interest that is, or because of such Transfer will be treated as, a Transferable Interest) shall be carried over to the transferee.

ARTICLE 8 - DUTIES; CONFLICTS OF INTEREST; RESTRICTIVE COVENANTS

Section 8.1 Profits of the Company. Unless otherwise expressly approved or ratified by all the Members, or otherwise expressly permitted under this Agreement, each Member shall account to the Company and hold as trustee for the Company any benefit or any monies derived by such Member from any transaction connected with the formation, conduct of business or winding up of the Company and the Company's business and affairs or from any use of the assets of the Company by such Member other than pursuant to the terms of a written agreement (including a lease) between such Member and the Company which is entered into in accordance with this Agreement.

Section 8.2 Loans and Other Transactions with Company. The Company may borrow money or transact other business with any Member, or any Affiliate thereof, on terms that are commercially reasonable, as determined by the Manager. The rights and obligations of a Member (or Affiliate thereof) who lends money to or transacts business with the Company shall be the same as those of a Person that is not a Member (or Affiliate thereof), subject to applicable law. No transaction with the Company shall be void or voidable solely because a Member has a direct or indirect interest in the transaction if the transaction is expressly permitted by this Agreement or is approved or ratified by the Manager.

Section 8.3 Confidential Information. Each Manager and each of the Members, at all times during the existence of the Company and thereafter, shall safeguard the secrecy and confidentiality of any confidential information regarding the Company, including but not limited to any annual financial statements received pursuant to Section 5.3 above, to the maximum extent permitted by law. If a Member is requested or required pursuant to applicable law to disclose any confidential information regarding the Company, the Member must provide the Manager with prompt notice of that request or demand to enable the Company to seek an appropriate protective order. If a protective order or other remedy is not obtained by the Company, the Member may furnish only that portion of the confidential information that is required to be disclosed and shall comply with the reasonable instructions of, and otherwise cooperate with, the Manager to ensure that such disclosure is as limited and restricted as possible and that the confidential nature of that information is adequately protected by the recipient.

Section 8.4 Non-Competition/Non-Solicitation. During the term that any Member is a Member and for an additional period of five (5) years following the date any Member ceases to be a Member, each such Member shall not: (i) directly or indirectly in any capacity interfere with, solicit, hire or entice away any employee or former employee of the Company (*i.e.*, any Person

who, at the time of the determination, had been an employee of the Company within the previous twelve (12) months); (ii) directly or indirectly in any capacity contact, sell to, or otherwise solicit business in the area of Tumor Treating Fields from any of the Company's customers, clients or suppliers on behalf of any party other than the Company; and (iii) take any action, directly or indirectly in any capacity, to invest in, own, manage, operate, control, participate in, or be connected with as an officer, director, employee, stock holder, partner, advisor, agent, consultant or otherwise any other business Entity that engages in a business that is directly competitive in the area Tumor Treating Fields anywhere the Company does business as of the date of such Member ceasing to be a Member. Notwithstanding anything in part (iii) of the preceding sentence to the contrary, the acquisition and/or ownership of less than five percent (5%) of the issued and outstanding shares or equity interests of a corporation or other form of Entity whose shares or equity interests of the type held by such Member are publicly traded on a national exchange will not constitute a violation of the prohibition set forth in part (iii), even if such corporation or Entity is engaged in competition with the Company. Notwithstanding the foregoing, any Member or Manager may participate in, engage in or possess an interest in the business of CI and or Loyalty Based Innovations, LLC, a Florida limited liability company. Unless otherwise agreed to, no Manager will be required to devote all of that Manager's time or business efforts to the affairs of the Company, but is to devote so much of that Manager's time and attention to the Company as is reasonably necessary and advisable to manage the affairs of the Company to the best advantage of the Company.

Section 8.5 Protection of Legitimate Business Interest. The Members and the Company covenant and agree that the covenants contained in Section 8.3 and 8.4 above are reasonable in their limitation and necessary for the protection of the business of the Company and that the restraints are not unduly burdensome on the Members. The parties further agree that if any covenant contained herein is found to be unenforceable by a court of competent jurisdiction by reason of its length of time, scope or size of geographic area that it is the intention of the parties that such covenant be reformed by such court so that such period of time, scope or geographic area be reduced to the extent required to cure such invalidity. The parties also agree that each covenant contained herein shall be construed as an agreement independent of any other provision of this Agreement. The existence of any claim or cause of action that any Member may have against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement of any covenants contained herein. If any Member violates the provisions of this Article 8, such Member shall be responsible for the payment of reasonable attorney's fees, paralegal fees, law clerk fees, and other claims, losses, costs and expenses incurred by the Company on account of such Member's violation of the covenants contained herein, and such Member agrees to indemnify and hold the Company harmless from and against any losses, damages, claims, actions, or cause of actions, caused to or suffered by the Company as a result of said violation.

Section 8.6 Injunctive Relief. It is understood and agreed by the parties hereto that no amount of money would adequately compensate the Company for any damages which the parties acknowledge would be suffered as a result of a violation by any Member of the covenants

contained in Section 8.3 and 8.4 above and that, therefore, the Company shall be entitled, upon an application to a court of competent jurisdiction, to obtain injunctive relief to enforce any provision of Section 8.3 and 8.4 above, which injunctive relief shall be in addition to any other rights or remedies available to the Company. The parties agree that the Company shall not be required to post any bond in connection with seeking such injunctive relief.

Section 8.7 Survival. The provisions of this Article 8 shall survive the termination of this Agreement and/or the redemption of any Member or termination of a Member's status as a Member hereunder.

ARTICLE 9 - MANAGEMENT OF THE COMPANY

Section 9.1 Manager-Managed Company; Appointment and Tenure of Manager. The Company shall be a manager-managed limited liability company as described in § 605.0407 of the Act. The initial Manager of the Company shall be Peter F. Travers. Any Manager may be replaced or removed as a Manager with or without cause by the Majority Members.

Section 9.2 Authority and Power of Manager. Except as otherwise provided by the Act or this Agreement, the Manager shall have and enjoy all the rights and powers to do all things necessary to carry out the business of the Company and shall have the sole and exclusive right to manage the business of the Company on behalf of the Company, including, but not limited to, the right to:

(a) acquire interests in real property (and mortgages thereon), and/or personal property directly or indirectly, whether by purchase, contribution, lease or otherwise, develop any such property, and, in connection with the business of the Company, enter into joint ventures, limited partnerships and other business entities, financing transactions, the sale or leaseback of property, and lease and/or purchase of property;

(b) borrow money from banks, financial institutions or any other Person, including, but not limited to, Members, arrange financing or refinancing or arrange modifications of existing debts, issue notes or other evidences of indebtedness of the Company and secure the same by mortgage, deed of trust, pledge or other lien, in furtherance of the Company's purposes and business;

(c) negotiate and execute, deliver and enforce, and if applicable, file or record (directly or through a designated representative) on behalf of the Company such documents, agreements and instruments as the Manager may reasonably deem necessary or desirable for the Company's business and/or the proper management of the Company's affairs, including the execution, filing or recording of any and all deeds, contracts, bills of sale or assignment, leases and other instruments relating to the property or income producing activities of the Company;

(d) perform, or cause to be performed, all of the Company's obligations under any agreement to which the Company or any nominee of the Company is a party, except in the event that the Manager determine, in good faith, that such performance is not in the best interest of the Company or its Members;

(e) bring, defend, settle or compromise, or cause the Company's employees or agents to do so, all actions at law and equity or before any governmental entity involving the Company, its assets or properties, and satisfy any judgment, decree, decision or settlement in connection therewith;

(f) employ, on such terms and conditions as the Manager in the exercise of reasonable business judgment shall determine, sales, maintenance, leasing, managerial, administrative or secretarial personnel and such other Persons, including attorneys, accountants, architects, engineers, consultants, brokers or other advisors necessary or appropriate to assist the Manager, or otherwise necessary or appropriate for the operation of the business of the Company, and grant such Person or Persons such authority as may be necessary or desirable in connection therewith;

(g) open, maintain, operate, control, and close bank accounts in the name of the Company, deposit Company funds into such account or accounts, invest Company funds on behalf of the Company, authorize employees, agents or representatives of the Company to sign checks and drafts on such account or accounts, and make such investments on behalf of the Company as the Manager shall determine in the exercise of the Manager reasonable discretion;

(h) obtain on behalf of the Company all necessary approvals from all governmental and quasi-governmental authorities in connection with the operation of the Company's business;

(i) purchase such policy or policies of liability, casualty and other insurance which are necessary, advisable, appropriate or convenient for the protection of the Company's business or any of the Company's property or for any purpose convenient or beneficial to the Company, as determined in the sole discretion of the Manager;

(j) expend the capital, revenues, income and other cash of the Company in furtherance of the Company's business and activities, including marketing, and in such amounts, at such time and for such purposes as the Manager shall determine in the Manager's reasonable discretion;

(k) establish such reserves for working capital, property acquisitions, insurance premiums, debt repayments, improvements, repairs, replacements, renewals and such other items required to be paid in connection with the business of the Company and/or otherwise provided for the contingencies as the Manager may determine in the Manager's reasonable discretion;

(l) take such actions as the Manager deem necessary or advisable in order to comply with the laws of the State of Florida and all jurisdictions to which the Company or its business or assets are subject;

(m) exercise on behalf of the Company any and all rights, including consent and voting rights, power, authority, options and elections, if any, granted to the Company pursuant to the Code and the Treasury Regulations, the terms of this Agreement or any other agreement to which the Company is a party;

(n) oversee and supervise such other and normal routine business functions and otherwise operate and manage the day-to-day affairs of the Company, in furtherance of the Company's business, as the Manager shall determine;

(o) maintain adequate records and accounts of all operations and expenditures of the Company, and furnish the Members with such reports as are required by this Agreement;

(p) arrange for the preparation and timely filing, subject to available extensions, of any required federal, state or local tax returns and pay from Company funds, any taxes due on behalf of the Company with respect thereto; and

(q) do any act that is necessary and/or incidental to carrying out the foregoing.

Section 9.3 Limitations Upon Authority of Manager. Notwithstanding anything in Section 9.2 above to the contrary, the Manager shall not do (or enter into any contracts to do) any of the following on behalf of the Company without first obtaining the consent of the Majority Members, unless more than just the vote of the Majority Members is required by the Act or this Agreement:

(a) to borrow funds in excess of Fifty Thousand Dollars ($50,000.00);

(b) loan to any Person an amount exceeding Fifty Thousand Dollars ($50,000.00);

(c) file a voluntary petition in Bankruptcy or make a voluntary assignment of the Company's assets for the benefit of its creditors or otherwise take any voluntary action which will directly result in the adjudication of Bankruptcy of the Company;

(d) profess a judgment against the Company in excess of Ten Thousand Dollars ($10,000);

(e) cause the dissolution of the Company;

(f) sell, lease, exchange, transfer, assign, convey, manage or otherwise dispose of the Company's assets not in the ordinary course of the Company's business;

(g) to change or modify the Statement of Purpose or Contribution Percentage identified in Article 3; or

(h) to modify the exclusive license agreement dated November 17th 2016 between the Company and Loyalty Based Innovations for use of the TTF device.

Section 9.4 Acts of the Majority Member. Except as otherwise provided in this Agreement, all management decisions shall be made by the consent of the Members holding more than fifty percent (50%) of the Membership Interest in the Company. In accordance therewith, the signature of such Members shall be required to evidence consent, and no contract shall be effective unless signed by such Members.

Section 9.5 Statement of Authority. As provided in § 605.0302 of the Act, the Company may file a statement of authority with the office of the Secretary of State of Florida with respect to a specified status or position of a Person in the Company, whether as a member, transferee, manager, officer, or otherwise, and state the authority or limitations on the authority of all such Persons having such status or holding such position to: (a) execute an instrument transferring real property held in the name of the Company; or (b) enter into other transactions on behalf of, or otherwise act for or bind, the Company, and may state the authority or limitations on the authority of a specific person to: (i) execute an instrument transferring real property held in the name of the Company, or (ii) enter into other transactions on behalf of, or otherwise act for or bind, the Company. Such statement of authority affects only the power of a Person to bind the Company to persons who are not Members of the Company.

Section 9.6 Compensation. The Manager may receive reasonable compensation for services provided by such Manager on behalf of the Company in such amount as is approved by the Majority Members.

Section 9.7 Exculpation. The Manager shall not be liable to the Company or to any Member for any loss incurred by the Company or the Member with respect to the Company for any reason other than the extent to which the loss is attributable to such party's gross negligence or fraud, unlawful acts or omissions that such party knew, or reasonably should have known, at the time that they occurred were clearly unlawful, or willful misconduct (meaning those acts or omissions that the party knew or reasonably should have known, at the time they occurred were clearly in conflict with the interests of the Company and in violation of this Agreement), or transactions or other actions for which such party derived an improper personal benefit.

Section 9.8 Indemnification of Manager. The Company shall indemnify, defend and hold harmless each Manager to the maximum extent provided under the Act including, without limitation, by the advancement of defense costs incurred in connection with actions or omissions within the scope of the Manager's duties or responsibilities for the Company; provided that, as a condition to such indemnification, during and after such individual's term during which such individual served as a Manager with the Company, such individual shall reasonably cooperate with

the Company in the defense or prosecution of any claims or actions then in existence or that may be brought in the future against or on behalf of the Company that relate to events or occurrences that transpired during the period in which such individual was a Manager of the Company including, but not be limited to, being available to meet with counsel for the Company to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times during and after such individual's term of service as a Manager or officer of the Company. Such individual shall also cooperate fully with the Company in connection with any investigation or review by any federal, state or local regulatory authority, as any such investigation or review relates to events or occurrences that transpired while such individual served as a Manager of the Company. The Company shall reimburse such individual for all reasonable costs and expenses incurred by such individual in connection with the performance of any obligations under this Subsection 9.8.

ARTICLE 10 - - RIGHTS, POWERS AND OBLIGATIONS OF THE MEMBERS

Section 10.1 Powers of the Company. The Company shall have all of the powers enumerated in § 605.0109 of the Act, or any successor provision thereto.

Section 10.2 Limitation on Liability of the Members. To the fullest extent permitted by the Act, the Members shall not be obligated or otherwise be personally liable for or with respect to the liabilities or obligations of the Company.

Section 10.3 Meetings of the Members. The Members may meet annually in on such date, and at such time and location, as determined by the Manager.

Section 10.4 Notice of Meeting. Written notice setting forth the date, time and place of a meeting of the Members, which notice need not specify the purpose or purposes for which the meeting is called, shall be delivered not less than three (3) Business Days nor more than sixty (60) days before the meeting, in accordance with Section 19.3 below. In the event the Company is required by the Act to give notice to Persons, the Company shall give notice to such Persons either personally or by first class mail, or by electronic mail. Notice of a meeting of the Members need not be given to any Member who signs a waiver of notice either before or after the meeting. The attendance of a Member at a meeting shall constitute a waiver of notice of such meeting and a waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which such meeting has been called or convened, except when a Member objects at the beginning of the meeting to holding the meeting or transacting business at the meeting.

Section 10.5 Notice of Adjourned Meetings. When a meeting of the Members is adjourned to a different date, time or place, it shall not be necessary to give any notice of the new date, time or place of such meeting, if the new date, time or place of such meeting is announced at such meeting before an adjournment is taken, and any business may be transacted at the adjourned meeting that might have been transacted on the original date of such meeting.

Section 10.6 Voting Rights. All Members except Non-Voting Members shall be entitled to vote on or consent to any matter submitted to a vote of, or requiring consent or approval from, the Members, including any matter which is subject to the consent or approval of the Members as set forth in this Agreement or the Act (unless lawfully provided to the contrary in this Agreement). Members may participate in or conduct meetings through telephone or other means of communication by which all Members participating may simultaneously communicate with each other. Participation in a meeting by such means shall constitute presence in person at such meeting.

Section 10.7 Action at a Meeting. Except as otherwise provided to the contrary in this Agreement, at any meeting of the Members, a vote of the Majority Members shall be required to approve any matter voted on at such meeting unless the vote of more than just the Majority Members is required by this Agreement.

Section 10.8 Action by Members Without a Meeting. Any action required or permitted to be taken at a meeting of the Members (or any other matter subject to the approval or consent of the Members or a specified percentage thereof) may be taken without a meeting, without prior notice, and without a vote, if the action is evidenced by a written consent or other written instrument signed by that Member or those Members owning the requisite Percentage Interests necessary to authorize or take the action which is the subject of such consent at a meeting at which all Members entitled to vote were present and voted. All written consents shall describe the action taken, and shall be dated and signed by the approving Member or Members owning the requisite Percentage Interests necessary to approve the same, and shall be delivered to the Company at the Company's principal place of business. The Company shall, within ten (10) days after obtaining authorization by written consent of the Members, send notice to those Members, if any, who have not consented in writing to such action and who would otherwise have been entitled to vote on such action if voted on at a meeting of Members or who are otherwise entitled to approve such action by the terms of this Agreement or the Act (unless lawfully provided to the contrary in this Agreement). Such notice shall fairly summarize the material features of the authorized action. The written consents of the Members consenting to an action pursuant to this Section 10.8 shall be filed with the records of proceedings of Members maintained by the Company.

Section 10.9 Proxy. No Member may cast or authorize the casting of a vote on behalf of such Member by filing a written appointment of proxy (revocable or irrevocable) and the Company will not authorize or honor any written appointment of proxy filed by any Member.

Section 10.10 No Right of Control or Right to Bind the Company. Except to the extent otherwise provided in this Agreement, only the Manager, subject to the oversight by the Members, shall have the authority to bind or transact business on behalf of the Company. No Member, in his or her capacity as such, may take part in or interfere in any manner with the management, conduct or control of the business or affairs of the Company other than granting or withholding such Member's consent or approval with respect to any action that requires the consent or approval of the Members under this Agreement.

Section 10.11 Reimbursement of Expenses to Members. The Company may reimburse any Member for any expenses incurred by such Member in the performance of such Member's duties hereunder, if such reimbursement is approved by the Manager; provided, however, that any such expenses must be reasonably related to the business of the Company, must be reasonable in amount and must be properly documented with receipts and other information that may be necessary for federal income tax purposes.

Section 10.12 Insurance. The Company shall purchase and maintain insurance to the extent and in such amounts as the Manager shall deem reasonable against any liability that may be asserted aginst, or expenses that may be incurred by, any Person in connection with the activities of the Company, regardless of whether the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement.

Section 10.13 Agency. The Manager may authorize any Person to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Company, and such authority may be general or confined to specific instances.

Section 10.14 Benefit Director. The Members shall elect a Benefit Director to be an independent advisor to the Management Committee that is responsible for monitoring and reporting on the success and/or failure of the Company in meeting its social benefit/purpose with the Members.

(a) Benefit Report. The Benefit Director shall be responsible for issuing an annual Benefit Report to the Members. The Company shall bear the cost of the Benefit Report. On or before the 90th day following the end of each fiscal year of the Company, the Benefit Director shall cause the Company Benefit Report to be provided to the Members and the public at large via the Company website.

(b) Benefit Enforcement. If, in the opinion of the Benefit Director, the Management Committee is not acting to further the Company's social benefit/purpose, the Benefit Director shall inform every Member of this deficiency in hopes of working collectively to align the Company's activities with its social benefit/purpose.

Section 10.15 Non-Voting Members; Non-Voting Units. Non-Voting Members shall have all of the same rights of Members, provided, however, that, except as otherwise required by applicable law, Non-Voting Members shall not have the right to vote on any matters requiring a vote of the Members.

ARTICLE 11 - ALLOCATIONS

Section 11.1 Profits and Losses. After making all special allocations, if any are required under the provisions of **Exhibit A** attached to this Agreement and made a part hereof, the Profits and Losses of the Company as determined for each Taxable Year shall be allocated among the

Members (including, for all purposes of this Article 11, to the holder of a Transferable Interest based upon the Percentage Interest attributable to such Transferable Interest) as follows:

(a) Losses. Subject to Section A.1.A. of **Exhibit A**, Losses for each Taxable Year shall be allocated in the following order and priority:

(1) First, Losses shall be allocated among the Members in the reverse order and priority of any Profits allocated to such Members pursuant to Section 11.1(b) below (to the extent not offset by prior allocations under this Section 11.1(a)).

(2) Second, Losses shall be allocated among those Members each of whose aggregate Capital Contribution to the Company is equal to or greater than $1,000.00 in accordance with their respective Percentage Interests until each such Member's Adjusted Capital Account Balance has been reduced to zero.

(3) Third, Losses shall be allocated among those Members each of whose aggregate Capital Contribution to the Company is less than $1,000.00 in accordance with their respective Percentage Interests until each such Member's Adjusted Capital Account Balance has been reduced to zero.

(4) Fourth, Losses shall be allocated among the Members in accordance with their respective Percentage Interests.

(b) Profits. Profits for each Taxable Year shall be allocated in the following order and priority:

(1) First, Profits shall be allocated to those Members who have received previous allocations of Losses under Section 11.1(a) (to the extent not offset by prior allocations under this Section 11.1(b)) in the reverse order and in the same amount that Losses were allocated among the Members under Section 11.1(a), until all allocations of Losses under Section 11.1(a) have been entirely reversed and offset by allocations of Profits; and

(2) Thereafter, any remaining Profits shall be allocated among the Members in accordance with their Percentage Interests.

Section 11.2 Changes in Membership Interests That Occur During a Taxable Year. If a Member (including for this purpose the holder of a Transferable Interest) Transfers a Membership Interest (or if a Member is admitted to the Company) other than on the first day of the Company's Taxable Year, the Company books shall not be closed but instead the Profits and Losses allocable with respect to such Membership Interest (or all Membership Interests) for such Taxable Year shall be apportioned between the transferor and the transferee (or among any Persons who were Members immediately before admission and the Persons who are Members immediately after such admission) based on the portion of the Taxable Year that has elapsed prior to such Transfer (or

Admission), as provided in Treas. Reg. § 1.706-1(c)(2)(ii), unless the Manager shall otherwise determine or as may otherwise be required by Treas. Reg. § 1.706-1(c)(5) in the case of a Transfer by gift.

ARTICLE 12 - DISTRIBUTIONS

Any references in this Article 12 to Distributions of Available Cash to the Members from and after the inception of the Company (or from and after any other specified date) shall be deemed to include any such Distributions made by the Company to all predecessors-in-interest of such Members with respect to the same Membership Interests then held by them.

Section 12.1 Distributions of Available Cash.

(a) First, with respect to each Taxable Year, Available Cash shall be Distributed to each Member in an amount not less than the product of the "applicable tax rate," as hereinafter defined, multiplied by such Member's allocable share of the Company's taxable income for such Taxable Year (the "**Tax Distributions**"). Tax Distributions to be made with respect to each Taxable Year shall be made no later than April 15 following the last day of such Taxable Year. The "applicable tax rate" shall mean the highest marginal rate applicable to such taxable income as determined under the Code with respect to an individual for such Taxable Year (including applying the highest rate applicable to long-term capital gains, to the extent that such allocable share of taxable income consists in whole or in part of long-term capital gains), plus an additional percentage determined by the Managers but which shall be based on the highest combined state and (of applicable) city marginal tax rate payable by a Member for such Taxable Year, applied on a uniform basis to all Members (regardless of whether such Members reside in a state or city that imposes an income tax). In the event that the entire amount of the Tax Distribution required by this Subsection 12.1(a) has not been Distributed with respect to a Taxable Year, the short-fall shall be Distributed as soon as possible thereafter and before any other Distributions of Available Cash are made under this Section 12.1. The Managers shall have the right to make appropriate adjustments to the Tax Distributions for the Taxable Year for taxable losses from prior Taxable Years (the extent nor previously taken into account in determining Tax Distributions) and for credits and other adjustments to taxes. Tax Distributions shall be treated as an advance on amounts otherwise distributable under Subsection 12.1(b) below (or (if applicable) under Article 16 of this Agreement, in the order of priority set forth below, and any such deemed advances shall be treated as having been made under Subsection 12.1(b) or Article 16, as the case may be. The Managers shall endeavor to operate the business of the Company in a manner that will permit the Company to have adequate Available Cash to make timely Tax Distributions each Taxable Year.

(b) Then, to the Members in proportion to their respective Percentage Interests in the Company; provided, however, that no Distributions shall be made in respect of any Non-Voting Unit issued as a "profits interest" pursuant to this Section 12.1(b) (including by virtue of Section 12.2) until such time as the aggregate amount of distributions made pursuant to this Section 12.1(b) (including by virtue of Section 12.2) since the date of grant of such Non-Voting Unit is

equal to the Floor Amount of such Non-Voting Unit. For the avoidance of doubt, no holder of any such Non-Voting Unit will later have the right to receive any amount foregone pursuant to the preceding sentence of this Section 12.1(b).

Section 12.2 Liquidating Distributions. All Distributions made in connection with the dissolution of the Company shall be governed by Article 15 of this Agreement in the same priority as specified in Section 12.1 above.

Section 12.3 Distributions of Property In-Kind. Any property distributed by the Company in-kind pursuant to the liquidation/dissolution of the Company or otherwise shall be valued and treated as though the property were sold for such property's fair market value (determined by the Manager, in the reasonable exercise of their discretion, as of the date of Distribution) and the cash proceeds therefrom were distributed. To the extent that the unrealized income, gain or loss inherent in the property distributed in-kind has not previously been reflected in the Members' Capital Accounts, the Capital Accounts of the Members shall be adjusted to reflect the manner in which the unrealized income, gain or loss inherent in such property (that has not been reflected in the Capital Accounts previously) would have been allocated among the Members under Article 11 of this Agreement if there were a taxable disposition of such property for such property's fair market value on the date of such disposition, taking into account Code § 7701(g).

Section 12.4 Return of Distributions. Except as expressly required by the Act or other applicable law or this Agreement, no Member is required to return to the Company, or be liable for the amount of, any Distributions received from the Company in accordance with this Agreement.

ARTICLE 13 - TRANSFERS OF MEMBERSHIP INTEREST

Section 13.1 Limits on Transfers; Withdrawals by Members. Except as expressly provided in this Article 13, without the consent of the Manager, no Member shall have the right to withdraw or resign from the Company or Transfer or suffer a Transfer of all or a portion of such Member's Membership Interest in the Company. A Member who dissociates under § 605.0601 of the Act shall continue to be bound by the restrictions of this Agreement, and shall be liable for damages to the Company and/or the remaining Members arising from such dissociation. After dissociation, a Member will have only those rights of a transferee as set forth in § 605.0502 of the Act. Except for the purpose of Section 13.5 below, any Transfer of all or any portion of a Membership Interest in violation of the foregoing shall be null and void and of no legal force or effect. A Member that purports to withdraw or resign from the Company or who Transfers or suffers a Transfer of all or a portion of such Member's Membership Interest in the Company in violation of this Section 13.1, shall be in breach of this Agreement, shall be liable to the Company for any damages arising, directly or indirectly, from such purported withdrawal, resignation or wrongful Transfer, and the holder of the affected Membership Interest shall be treated for all purposes of this Agreement as an "assignee" of a Membership Interest, and shall not be admitted

to the Company as a "Member" with respect to the affected Membership Interest, thereby losing rights otherwise possessed by a Member hereunder with respect to the affected Membership Interest, including the loss of voting rights, rights to interfere or participate in the management or administration of the Company's business or affairs and rights to inspect books and records or acquire any information or account of Company transactions that would otherwise be available with respect to such affected Membership Interest.

Section 13.2 Admission of New Members. Except as otherwise provided in this Article 13 to the contrary, new Members and transferees of Membership Interests shall be admitted as Members of the Company only upon the consent of the Manager and provided that such new Member agrees in writing to be bound by all the terms and conditions of this Agreement (as amended through the date of such new Member's admission as a Member) and provided, further, that as a condition to such admission such new Member shall pay all costs and expenses incurred by the Company with respect to the admission of such new Member. Without such consent, transferees shall have only those rights provided in § 605.0502 of the Act. In applying the provisions of this Agreement, each successor to a Membership Interest, whether admitted as an additional "member" or not, shall be deemed to have made the aggregate Contributions to the capital of the Company made by, and to have received the aggregate allocations and Distributions previously made to, each predecessor-in-interest to the Membership Interest held by such Person (to the extent attributable to the assigned Membership Interest).

Section 13.3 Transfer of Membership Interest to Family Member or Family Trust. Except as set forth herein, any Member, during such Member's lifetime or upon such Member's death or Incapacity, may Transfer all or any portion of such Member's Membership Interest to a Family Member or a Family Trust of such Member and such Family Member or Family Trust shall automatically be admitted as a Member; provided, however, that if such permitted transferee is not already a Member, such permitted transferee agrees in writing to be bound by all the terms and conditions of this Agreement (as amended through the date of such Transfer). Any Membership Interest owned by a Member at the time of such Member's death may be Transferred to a Family Member or Family Trust in accordance with this Section 13.3, pursuant to the terms of a valid will, by intestate secession or by operation of law.

A Transfer of a deceased Member's Membership Interest to such Member's estate shall not be deemed to be in violation of this Agreement, but any subsequent Transfer of such Membership Interest by or from the estate, pursuant to a valid will or by intestate succession, shall be effective only if made to a Family Member or Family Trust of the deceased Member. Any Membership Interest that is Transferred (regardless of the method of such Transfer and regardless of whether the Membership Interest is Transferred by operation of law, or through the deceased Member's estate or from or through the deceased Member's Family Trust) by reason of death of the Member to any Person other than in compliance with this Section 13.3 shall be treated as having been Transferred in violation of the terms of this Agreement, for purposes of Section 13.1 above and Section 13.6 below, notwithstanding the fact that any such Transfer shall be treated as null and void under the provisions of Section 13.1 above.

In the event that a Member becomes Incapacitated, any Transfer of such Incapacitated Member's Membership Interest to the guardian of the Incapacitated Member shall not be deemed to be in violation of this Agreement, provided that such guardian is a permitted transferee hereunder, or if the guardian is not a permitted transferee hereunder, said guardian exercises the Incapacitated Member's rights as a Member for the purpose of administering the Incapacitated Member's Membership Interest by Transferring any such Membership Interest to a Family Member or Family Trust of such Incapacitated Member within ninety (90) days of the appointment of said guardian. In the event that the guardian of the Incapacitated Member fails to comply with this Section 13.3 or in the event that such Transfer (either the initial Transfer to the guardian that is not a permitted transferee or any subsequent Transfer) does not comply with this Section 13.3, then any such Transfer shall be deemed to be a Transfer in violation of this Agreement, for purposes of Section 13.1 above and Section 13.6 below, notwithstanding the fact that any such Transfer shall be treated as null and void under the provisions of Section 13.1 above.

A Member shall also be permitted to Transfer all or any portion of his or her Membership Interest to another Member.

In the event of any Transfer permitted under this Section 13.3, a written notice shall be given by the transferring Member and the transferee Member to the Company and to the remaining Members, which notice shall describe the Transfer, identify the Membership Interest that was Transferred and the date of Transfer. The transferring Member and transferee Member shall also provide the Manager with such other information related to the Transfer that they may request so that the Transfer may be properly recorded on the books of the Company and properly reported for federal and state income tax purposes.

Section 13.4 Divorce of Member. Upon the divorce of a Member, such divorced Member (the "**Divorced Member**"), the Company and the other Members shall have the right and option exercisable in accordance with this Section 13.4 to purchase all, but not less than all, of the Membership Interest (the "**Divorced Membership Interest**") Transferred to the ex-spouse (the "**Divorced Spouse**") of the Divorced Member in accordance with the terms and provisions of this Section 13.4. Upon the exercise of such option, such Divorced Spouse shall be obligated to sell to the Divorced Member, the Company or the other Members all of the Divorced Membership Interest in accordance with the terms and conditions set forth in this Section 13.4.

(a) Right to Purchase by Divorced Member. Upon the effective date of the divorce of the Divorced Member as set forth in a final judgment of dissolution of marriage and for a period of ninety (90) days thereafter (the "**Exercise Period**"), the Divorced Member shall have the right and option to purchase all, but not less than all, of the Divorced Membership Interest for the price and in accordance with the terms set forth in Article 14 below. If the Divorced Member desires to exercise the option to purchase all, but not less than all, of the Divorced Membership Interest pursuant to this Subsection 13.4(a), then the Divorced Member shall notify the Divorced Spouse and the Company in writing at any time within the Exercise Period that such Divorced Member is exercising the option to purchase all, but not less than all, of the Divorced Membership

Interest pursuant to the terms and conditions of this Subsection 13.4(a). The closing of the purchase and sale of any Divorced Membership Interest pursuant to this Subsection 13.4(a) shall occur at a reasonable time and place selected by the purchasing Divorced Member, which in no event shall be later than the date which is sixty (60) days after the final determination of the purchase price of the Divorced Membership Interest pursuant to Article 14 below.

(b) Non-Transferring Members' Second Option to Purchase. If the Divorced Member fails or is unable to exercise the Divorced Member's option to timely complete the purchase of all, but not less than all, of the Divorced Membership Interest pursuant to Subsection 13.4(a) above, then the other Members shall have the option to purchase their Proportionate Share of all, but not less than all, of the Divorced Membership Interest for the price and in accordance with the terms set forth in Article 14 below. If the purchasing Members desire to exercise their option to purchase their Proportionate Share of all, but not less than all, of the Divorced Membership Interest pursuant to this Subsection 13.4(b), then such purchasing Members shall notify the Divorced Spouse and the Company in writing at any time within ninety (90) days after the expiration of the Exercise Period that said purchasing Members are exercising their option to purchase their Proportionate Share of all, but not less than all, of the Divorced Membership Interest in accordance with the terms and conditions of Article 14 below. The closing of the purchase and sale of any Divorced Membership Interest pursuant to this Subsection 13.4(b) shall occur at a reasonable time and place selected by the purchasing Members which in no event shall be later than the later of (i) the date which is sixty (60) days after the final determination of the purchase price for the Divorced Membership Interest pursuant to Article 14 below, or (ii) ninety (90) days after the expiration of the Exercise Period.

(c) Right to Purchase by Company. Except for the options of Members contained in Subsection 13.4(b) above, if the Divorced Member fails or is unable to exercise the Divorced Member's option to timely complete the purchase of all, but not less than all, of the Divorced Membership Interest pursuant to Subsection 13.4(a) above, then the Company shall have the option to purchase all, but not less than all, of the Divorced Membership Interest for the price and in accordance with the terms set forth in Article 14 below. If the Company desires to exercise the Company's option to purchase all, but not less than all, of the Divorced Membership Interest pursuant to this Subsection 13.4(c), the Company shall notify the Divorced Spouse in writing, at any time within one (1) year after the effective date of the divorce of such Divorced Member, that the Company is exercising the Company's option to purchase all, but not less than all, of the Divorced Membership Interest pursuant to the terms and conditions hereof. The closing of the purchase and sale of the Divorced Membership Interest pursuant to this Subsection 13.4(c) shall occur at a reasonable time and place selected by the Company which in no event shall be later than the date which is sixty (60) days after the later of (i) the determination of the purchase price under Article 14 below, or (ii) fifteen (15) months after the date of the final judgment of dissolution of marriage.

(d) Failure to Exercise Option. Unless and until the Divorced Member, the Company or the purchasing Members exercise their options to purchase the Divorced Membership

Interest pursuant to Subsections 13.4(a), 13.4(b) or 13.4(c) above, the Divorced Spouse shall be permitted to retain the Divorced Membership Interest, which shall remain subject to all the terms and conditions of this Agreement.

Section 13.5 Dissociation of a Member. A Member may dissociate from the Company with the prior written consent of the Manager and all of the remaining Members and on such terms as are incorporated into a written agreement to which the dissociating Member, the Company and all of the remaining Members are parties. If a Member dissociates from the Company other than pursuant to the preceding sentence, it shall be deemed to be a wrongful dissociation and the entire Membership Interest of the wrongfully dissociating Member shall be automatically converted to a Transferable Interest effective as of the date of such wrongful dissociation and, in addition, shall be subject to the provisions of Section 13.6 below.

Section 13.6 Transfers of Membership Interests in Violation of Agreement. If there is a Transfer, or an attempted Transfer (*i.e.*, a purported Transfer which, but for the application of Section 13.1 above which provides that any Transfer made in violation of this Agreement will be null and void and of no legal force or effect, would result in a Transfer of a Membership Interest in violation of this Agreement) of all or any portion of a Member's Membership Interest, whether voluntary or involuntary, in violation of the terms of this Agreement (with the Membership Interest that is the subject of such Transfer or attempted Transfer hereinafter referred to as the "**Defaulted Membership Interest**"), any such Transfer or attempted Transfer by a Member of such Defaulted Membership Interest shall nevertheless be deemed to be an effective Transfer for purposes of invoking the Company's and the non-transferring Members' options as described below to purchase any such Defaulted Membership Interest that a Member (the "**Defaulting Member**") Transfers, attempts to Transfer or suffers an involuntary Transfer of, in violation of the terms of this Agreement. In addition, if a Member wrongfully dissociates from the Company as described in Section 13.5 above, such wrongfully dissociated Member shall be treated as a Defaulting Member under this Section 13.6 and shall be deemed to have made a Transfer in violation of this Agreement of such Member's entire Membership Interest (which will be treated as a Defaulted Membership Interest for purposes of this Section 13.6 as of the date of the wrongful dissociation).

(a) Company's Option to Purchase. The Company shall have the first option to purchase all or any portion of the Defaulted Membership Interest from the holder or holders thereof (collectively, the "**Holder**"), for a price equal to the positive Capital Account balance of the Defaulting Member (or if the Defaulted Membership Interest, or the portion thereof, that the Company elects to purchase constitutes less than the entire Membership Interest of the Defaulting Member, then the purchase price shall be the proportionate amount of such positive Capital Account balance attributable to the Defaulted Membership Interest or portion thereof to be sold hereunder) determined as of the last day of the month prior to the date of the Transfer or attempted Transfer in violation of this Agreement, taking into account all proper adjustments thereto through such date (based upon an interim closing of the Company books) or if the Defaulted Membership Interest (or any portion thereof) was Transferred by sale or exchange (as opposed to a gratuitous Transfer), at the option of the Company, for the purchase price for which such Defaulted

Membership Interest (or portion thereof) was sold in violation of the provisions of this Agreement. The Company may exercise such option by delivering written notice to the Holder of the Defaulted Membership Interest (or portion thereof) and the non-transferring Members within one hundred eighty (180) days after the date the Company receives written notice from the Holder or the Defaulting Member which notice fully sets forth the date of such Transfer (or attempted Transfer), the sale price of the Defaulted Membership Interest (if applicable), and the identity and address of the Holder (the "**Transfer in Violation Notice**"). Notwithstanding the foregoing, in no event shall the receipt of a Transfer in Violation Notice from the Holder or the Defaulting Member be treated as a condition precedent to the exercise by the Company or the non-transferring Members of their options to acquire the Defaulted Membership Interest hereunder. If no Transfer in Violation Notice is ever given, the periods during which the Company and the non-transferring Members may exercise their options hereunder shall remain open indefinitely and may be exercised (with first preference to the Company) by them at any time after the Transfer or attempted Transfer of the Defaulted Membership Interest.

The Transfer in Violation Notice from the Company to the Holder shall state that: (i) the Company is exercising its option to purchase the Defaulted Membership Interest (or any portion thereof); and (ii) whether the Company intends to purchase the Defaulted Membership Interest (or any portion thereof) for the purchase price for which such Defaulted Membership Interest (or any portion thereof) was sold or exchanged (if applicable) in violation of the provisions of this Agreement, or for the purchase price set forth in this Subsection 13.6(a). The closing of the purchase and sale of the Defaulted Membership Interest (or portion thereof) pursuant to this Subsection 13.6(a) shall occur at a reasonable time and place selected by the Company which in no event shall be later than sixty (60) days after the date of notice from the Company to the Holder that the Company is exercising its option to purchase the Defaulted Membership Interest (or portion thereof) pursuant to this Subsection 13.6(a).

(b) Non-Transferring Members' Option to Purchase. If the Company declines or is unable to purchase all of the Defaulted Membership Interest pursuant to Subsection 13.6(a) above, then all non-transferring Members shall have the option to purchase their Proportionate Share of the Defaulted Membership Interest for a purchase price equal to the positive Capital Account balance of the Defaulting Member (or, if the Defaulted Membership Interest, or the portion thereof, that the non-transferring Members elect to purchase constitutes less than such entire Membership Interest of the Defaulting Member, then the purchase price shall be the proportionate amount of such positive Capital Account balance attributable to the Defaulted Membership Interest or portion thereof to be sold hereunder) determined as of the last day of the month prior to the date of the attempted Transfer in violation of this Agreement, taking into account all proper adjustments thereto through such date (based upon an interim closing of the Company's books) or, if the Defaulted Membership Interest was Transferred by sale or exchange, at the option of each purchasing Member, for the purchase price for which such Defaulted Membership Interest (or portion thereof) was sold in violation of the provisions of this Agreement. If any or all of the non-transferring Members desire to exercise their option to purchase their Proportionate Share of the Defaulted Membership Interest (or portion thereof), such non-transferring Member or

Members shall notify the Holder of such Defaulted Membership Interest (or portion thereof) and the Company in writing not later than ninety (90) days after the date of expiration of the period specified in Subsection 13.6(a) above during which the Company had the option to purchase all or any portion of the Defaulted Membership Interest that: (i) such Member is exercising such Member's option to purchase such Member's Proportionate Share of the Defaulted Membership Interest (or portion thereof), and (ii) whether such Member intends to purchase the Defaulted Membership Interest (or portion thereof) for the purchase price (or proportionate amount thereof) for which such Defaulted Membership Interest (or portion thereof) was attempted to be sold or exchanged in violation of the provisions of this Agreement or for the purchase price set forth in this Subsection 13.6(b). The closing of the purchase and sale of the Defaulted Membership Interest (or portion thereof) pursuant to this Subsection 13.6(b) shall occur at a reasonable time and place selected by a majority of the Members who elect to purchase their Proportionate Share of the Defaulted Membership Interest (or portion thereof) which in no event shall be later than sixty (60) days after the date of expiration of the 90-day period during which the other Members had the option to purchase their Proportionate Share of the Defaulted Membership Interest pursuant to this Subsection 13.6(b).

(c) Terms of Purchase and Sale. In the event of the purchase and sale of the Defaulted Membership Interest (or portion thereof) pursuant to this Section 13.6, the full purchase price for such Defaulted Membership Interest (or portion thereof) may be paid in cash at the closing of the purchase and sale of such Defaulted Membership Interest (or portion thereof) or, at the option of the Company or each purchasing Member (with respect to such purchasing Member's Proportionate Share of the purchase price), as the case may be, said purchase price may be payable in ten (10) equal and consecutive annual installments of principal without interest. Each such annual installment of principal shall be due and payable on the anniversary of the closing of the purchase and sale of such Defaulted Membership Interest (or portion thereof). The obligation of the Company or the purchasing Members, as the case may be, to pay such purchase price in ten (10) equal consecutive annual installments of principal without interest shall be evidenced by a non-negotiable, unsecured promissory note (or promissory notes) bearing the terms and conditions set forth above and such other terms and conditions as are customary for promissory notes executed and delivered in connection with similar transactions in the Longwood, Florida area including, but not limited to, the right of prepayment without premium or penalty at any time.

(d) Treatment of Holder of Defaulted Interest. To the extent that the Company and the non-transferring Members have not exercised their options and closed upon the purchase of any portion of the Defaulted Membership Interest, and to the extent that the Holder and/or any successor-in-interest to the Holder with respect to the Defaulted Membership Interest is treated as having any rights or obligations with respect to all or any portion of the Defaulted Membership Interest under the Act or under other applicable law, such Holder and/or successor-in-interest shall be treated as an assignee under the Act with respect to the Defaulted Interest (or, if applicable, a portion thereof) with only those rights provided in § 605.0502 of the Act.

Section 13.7 Sale of Membership Interest to Third Party. Except as otherwise provided in Section 13.3 above (relating to permitted sales and other forms of Transfers of Membership Interests to Family Members, Family Trusts, estates, existing Members, etc., all of which shall not be subject to the rights of first refusal under this Section 13.7), if at any time while this Agreement is in force, a Member (the "**Offering Member**") has received a Bona Fide Offer to acquire all or a portion of such Offering Member's Membership Interest (with the portion of such Offering Member's Membership Interest that is to be sold pursuant to the terms of the Bona Fide Offer hereinafter referred to as the "**Offered Interest**) and the Offering Member desires to accept such offer, the Offering Member shall comply with all of the provisions of this Section 13.7. If the Offering Member desires to accept the Bona Fide Offer with respect to the Offered Interest, such Offering Member shall promptly send a notice (the "**Offer Notice**") to the Company and to the other Members and shall offer to sell to the Company and to the other Members all of the Offered Interest that is to be sold pursuant to the Bona Fide Offer at the same price and on the same terms as set forth in the Bona Fide Offer. The Offer Notice shall include a description of all the material terms of the proposed sale, including the portion of the Offering Member's Membership Interest that is subject to the Bona Fide Offer, the price and payment terms, the name, address, telephone number, business or occupation of the Person to whom such Membership Interest would be sold (and if the prospective purchaser is acquiring such Membership Interest as an agent or nominee for one (1) or more other Persons, a statement to that effect, as well as the name, address, telephone number and business or occupation of each of the principals for whom such nominee or agent is acting), the source of funds and any other facts that are or would reasonably be deemed to be material to the sale. The Offer Notice shall also contain a representation by the Offering Member that he or she has a good faith intention to sell such Membership Interest on the terms set forth in the Offer Notice.

(a) Right of First Refusal to Company. The Company shall have the first option to purchase all, but not less than all, of the Offered Interest for the price and in accordance with the terms set forth in the Offer Notice. If the Company desires to exercise the Company's option to purchase all, but not less than all, of the Offered Interest, the Company shall notify the Offering Member and the remaining Members in writing within forty-five (45) days after receipt of the Offer Notice that the Company is exercising the Company's option to purchase all, but not less than all, of the Offered Interest pursuant to the terms and conditions of the Offer Notice. The closing of the purchase and sale of the Offered Interest pursuant to this Subsection 13.7(a) shall occur at a reasonable time and place selected by the Company which in no event shall be later than the date which is forty-five (45) days after the expiration of the 45-day period during which the Company has the option to purchase all, but not less than all, of the Offered Interest in accordance with this Subsection 13.7(a).

(b) Remaining Members' Option to Purchase. If the Company fails to exercise the Company's option to purchase all, but not less than all, of the Offered Interest or fails to timely close upon the purchase of the Offered Interest pursuant to Subsection 13.7(a) above, each other Member shall have the option to purchase his or her Proportionate Share of all, but not less than all, of the Offered Interest for the price and in accordance with the terms set forth in the Offer

Notice. If any or all such other Members desire to exercise their options to purchase their Proportionate Shares of the Offered Interest, such Members shall notify the Offering Member, the other Members and the Company in writing within sixty (60) days after the expiration of the 45-day period during which the Company had the option to purchase the Offered Interest pursuant to Subsection 13.7(a) above that such other Member is exercising his or her option to purchase his or her Proportionate Share of the Offered Interest, for the price and in accordance with the terms set forth in the Offer Notice. The right of the other Members to exercise their options to purchase the Offered Interest pursuant to this Subsection 13.7(b) shall be contingent upon the agreement of those other Members who timely exercise their options hereunder to collectively acquire all, and not less than all, of the Offered Interest. The closing of the sale and purchase of the Offered Interest by the other Members shall occur in the offices of the Company or in such other location as the purchasing other Members and the Offering Member may mutually agree upon, at a reasonable time mutually agreed upon by the purchasing other Members and the Offering Member, which shall in no event be later than the date which is thirty (30) days after the expiration of the 60-day period during which the other Members had the option to purchase the Offered Interest pursuant to this Subsection 13.7(b).

(c) Failure to Exercise Options. If the parties who have options to purchase the Offered Interest fail to timely exercise their respective options, or fail to complete the purchase of all, but not less than all, of the Offered Interest pursuant to Subsections 13.7(a) and 13.7(b) above, then the Offering Member shall be permitted to sell and convey the Offered Interest to the Person designated in the Offer Notice strictly in accordance with the terms of the Offer Notice for a period of ninety (90) days after the expiration of the 60-day period during which the other Members had the option to purchase the Offered Interest pursuant to Subsections 13.7(a) and 13.7(b) above; provided, however, that the purchaser as set forth in the Offer Notice must agree in writing to be bound by all the terms and conditions of this Agreement, including any amendments made to this Agreement on or prior to the date of the sale of the Offered Interest to the purchaser as set forth in the Offer Notice. If the sale of the Offered Interest is not completed by the Offering Member strictly in accordance with the Offer Notice in this Section 13.7 within such 90-day period, then the Offering Member may not sell or otherwise Transfer the Offered Interest under this Section 13.7 without initiating a new Offer Notice to the Company and the other Members and again complying with all the terms and conditions of this Section 13.7.

Section 13.8 Death or Incapacity of a Member. Except as provided below, upon the death or Incapacity of a Member who is a natural person, the Company and the other Member(s) shall have the right and option to purchase all, but not less than all, of such deceased or Incapacitated Member's Membership Interest (the "**Deceased Offered Interest**") in accordance with the terms and conditions set forth in Article 14 below, and upon the exercise of such option, the personal representative of the deceased Member's estate or the trustee, heirs, beneficiaries or any other successor-in-interest to the deceased Member's Membership Interest, as the case may be, or the Incapacitated Member or the legal guardian, attorney-in-fact or other successor in interest of the Incapacitated Member, as the case may be, (the "**Deceased Offering Party**"), shall be obligated to sell to the Company or to the other Member(s) all, but not less than all, of the Deceased Offered

Interest in accordance with the terms and conditions set forth in Article 14 below. The provisions of this Section 13.8 shall not apply to a Membership Interest owned by a deceased or Incapacitated Member which is transferred or proposed to be transferred, by reason of the death or Incapacity of such Member, to a Family Member or to a Family Trust of the deceased or Incapacitated Member, unless such Family Member or the trustee of such Family Trust, succeeding or who is to succeed to the deceased or Incapacitated Member's Membership Interest, if not otherwise a party to this Agreement, fails to execute a joinder or amendment to this Agreement pursuant to which such Family Member or the trustee of such Family Trust, on behalf of such Family Trust, becomes bound by all of the terms and conditions hereof within thirty (30) days following such Person's receipt of a written request therefor from the Company or from any Member.

(a) Company's Option to Purchase. Except as provided above, upon the death or Incapacity of a Member, the Company shall have the first option to purchase all, but not less than all, of the Deceased Offered Interest for the price and in accordance with the terms set forth below in Article 14. If the Company desires to exercise its option to purchase all, but not less than all, of the Deceased Offered Interest, the Members, other than the deceased or Incapacitated Member, on behalf of the Company, shall notify the Deceased Offering Party, in writing, within forty-five (45) days after the date of death of the deceased Member or within forty-five (45) days after notice of the Incapacity of the Incapacitated Member, as the case may be, that the Company is exercising its option to purchase all, but not less than all, of the Deceased Offered Interest hereunder. The closing on the purchase of an Offered Interest by the Company pursuant to this Section 13.8(a) shall occur at a reasonable time and place selected by the other Member(s), on behalf of Company, which in no event shall be later than the date thirty (30) days after the expiration of the forty-five (45) day period during which the Company had the option to purchase all, but not less than all, of the Deceased Offered Interest pursuant to this Section 13.8(a) or, if later, thirty (30) days from the date the purchase price for the Offered Interest is determined in accordance with Article 14 below. The decision whether to exercise the option granted the Company to purchase an Deceased Offered Interest pursuant to this Section 13.8, and any and all other elections, decisions or actions otherwise permitted to be made or taken by the Company in connection with the purchase of an Deceased Offered Interest pursuant to this Section 13.8(a), shall be made or taken, on behalf of the Company, by, or by agreement of, all Members, other than the deceased or Incapacitated Member.

(b) Other Members' Option to Purchase. If the Company fails or is unable to exercise its option to purchase all, but not less than all, of a Deceased Offered Interest pursuant to Section 13.8(a) above, then the other Member (or other Members, if more than one, or such portion of them as may elect to participate in the purchase of the Deceased Offered Interest) shall have the option to purchase all or their Proportionate Share (or other mutually agreeable portion) of all, but not less than all, of the Offered Interest for the price and in accordance with the terms set forth below in this Article XI. If any other Member (or Members) desire to exercise her (or their) option to purchase all or their Proportionate Share of the Deceased Offered Interest, such Member(s) shall notify the Deceased Offering Party and, if applicable, the other Members, in writing, within forty-five (45) days after the expiration of the forty-five (45) day period during which the Company had

the option to purchase the Deceased Offered Interest pursuant to Section 13.8(a) above, that such Member is exercising such Member's option to purchase all or such Member's Proportionate Share (or other mutually agreeable portion) of the Deceased Offered Interest hereunder. The closing on the purchase of a Deceased Offered Interest by one or more other Members pursuant to this Section 13.8(b) shall occur at a reasonable time and place selected by the other Member(s) who elect to purchase a majority of the Deceased Offered Interest, which in no event shall be later than the date which is thirty (30) days after the expiration of the forty-five (45) day period during which the other Member(s) had the option to purchase all or their Proportionate Share of the Offered Interest pursuant to this Section 13.8(b) or, if later, thirty (30) days from the date the purchase price for the Deceased Offered Interest is determined in accordance with Article 14 below.

(c) Failure to Exercise Option. If the Company and the other Member(s) fail to exercise their respective options to purchase all, but not less than all, of the Deceased Offered Interest pursuant to the foregoing provisions of this Section 13.8, then the Deceased Offering Party shall be permitted to retain the Deceased Offered Interest; provided, however, that the Deceased Offering Party, if not already a party to this Agreement, must agree, in writing, to be bound by all of the terms and conditions of this Agreement, including any amendments made to this Agreement on or prior to the date that the Deceased Offering Party received the Deceased Offered Interest, and to assume and agree to discharge any obligation, debt or liability, in accordance with the terms of such obligation, debt or liability, of the deceased or Incapacitated Member to the Company, which assumption shall not constitute a novation or release of the estate of the deceased or Incapacitated Member. Regardless of the foregoing, the Deceased Offering Party, if not already admitted as a “member” of the Company, shall be treated as an “assignee” of the Deceased Offered Interest retained by it, and shall not be admitted as a substitute or additional "member" of the Company for any purpose under the Act or this Agreement unless all Members consent to the admission of the Deceased Offering Party as a substitute or additional “member”, which consent may be given or withheld in each Member's sole and absolute discretion.

Section 13.9 Drag Along Rights. If the Majority Members (the “**Dragging Members**”) propose that their Membership Interests be sold to a purchaser pursuant to a Bona Fide Offer (the “**Drag-Along Sale**”), the Dragging Members may, at their option, require that each other Member (each, a “**Dragged-Along Member**”) participate in such Drag-Along Sale, upon substantially the same terms and conditions as the Dragging Members. When the Dragging Members receive, and desire to accept, such Bona Fide Offer, then the Dragging Members shall send written notice to the Dragged-Along Members of such Bona Fide Offer and pending Drag-Along Sale, and such notice shall include the Dragging Members’ intent to accept such Bona Fide Offer, the proposed purchase price, and any other material terms of the proposed sale (the **“Drag-Along Notice”**).Conditions to Permitted Transfers. A Member shall be entitled to make a permitted Transfer hereunder of all or any portion of his, her or its Membership Interest only upon satisfaction of each of the following conditions:such Transfer does not cause a termination of the Company for federal income tax purposes under Code § 708 and the Treasury Regulations promulgated thereunder;

(b) such Transfer does not require the registration or qualification of such Membership Interest pursuant to any applicable federal or state securities laws;

(c) such Transfer does not result in a violation of applicable laws; and

(d) the Manager receives fully executed written instruments that are in form satisfactory to the Manager, including, without limitation, copies of any instruments of Transfer, such assignee's consent to be bound by the terms of this Agreement, as it may have thereafter been amended, and, if requested by the Manager, an opinion of counsel to such assignee, in form and substance reasonably acceptable to the Manager, to the effect that the conditions set forth in Subsections 13.9(a) through 13.9(c) have been satisfied.

Section 13.11 Right of Offset. Notwithstanding anything contained in this Agreement to the contrary, if either the Company or any Member is the purchaser of any Member's (the "**Selling Member**") Membership Interest under this Article 13, such purchaser shall have the right to offset the amount of any indebtedness owed by the Selling Member to the Company or to any other Member, together with accrued and unpaid interest thereon, against any amounts payable by the purchaser to such Selling Member regardless of whether such indebtedness is evidenced by a promissory note or whether such indebtedness has matured. If the purchaser is not the Company, any amounts offset against the purchaser's payment obligations to the Selling Member shall, to the extent attributable to debt owed by the Selling Member to the Company, be promptly remitted by the purchaser to the Company and applied by the Company against any such indebtedness of the Selling Member. If the purchaser is not the lending Member, any amounts offset against the purchaser's payment obligations to the Selling Member, to the extent attributable to debt owed by the Selling Member to the lending Member or lending Members, shall be promptly remitted by the purchaser to the lending Member or lending Members and applied by such lending Member or lending Members against any such indebtedness of the Selling Member. The Selling Member shall not be responsible for the performance by the purchaser, the Company or the lending Members of the requirements of the preceding sentences and any amounts withheld or offset by the purchaser for indebtedness owed by the Selling Member to the Company or the lending Members shall be automatically deemed to have been applied against the indebtedness of the Selling Member to such party.

Section 13.12 Call Option upon Breach. In the event of a breach by a Member of this Agreement, including without limitation the restrictive covenants contained in Section 8.3 and Section 8.4, the Company shall have the option at any time within 90 days after (a) being provided written notice of such breach or (b) providing written notice to the breaching Member of such breach, to purchase all of the Units held by such Member (the "**Call Option**") exercisable upon a vote of Members who own not less than sixty-six and two thirds percent (66-2/3%) of the Voting Units (the "**Controlling Members**"). In the event that the Company exercises its Call Option, the Company shall send written notice to the breaching Member that the Company is purchasing all, but not less than all, of the Member's Units for the price determined in accordance with the terms set forth in Section 13.18 below. The closing of the purchase and sale of any Units subject to the

Call Option pursuant to this Section 13.12 shall occur at a reasonable time and at a place selected by the Manager, which in no event shall be later than the date which is sixty (60) days following the determination of the purchase price pursuant to Section 13.18 below.

Section 13.13 Company's Exercise of Options. Except as otherwise specified in this Article 13, any decision to be made by the Company regarding the Company's options to purchase any Membership Interest hereunder, the purchase price for such Membership Interest, the terms of purchase, closing date or any other decision hereunder, shall be made by the Manager in their sole discretion.

Section 13.14 Effect of Change of Members. The permitted assignment of a Member's Membership Interest in the Company, or any other event which terminates the continued membership of a Member in the Company, shall not result in dissolution of the Company.

Section 13.15 Specific Performance. The Members hereby acknowledge and agree that the Membership Interests in the Company cannot be readily purchased or sold on the open market and for that reason, among others, the Members will be irreparably damaged in the event the provisions of this Agreement relating to the Transfer of Membership Interests and Transferable Interests in the Company are not specifically enforced. In the event of any controversy concerning the right or obligation to Transfer any Membership Interests or Transferable Interests in the Company, then, notwithstanding anything in this Article 13 to the contrary, such right or obligation shall be enforced in a court of equity by decree of specific performance. Such remedy shall, however, be cumulative and not exclusive, and shall be in addition to any other remedy of the Members and the Company. If any Person shall institute any action or proceeding to enforce the provisions of this Agreement relating to the Transfer of Membership Interests and/or Transferable Interests in the Company, the Person against whom such action or proceeding is brought hereby waives the claim or defense that the Person instituting such action has an adequate remedy at law, and shall not urge in any such action or proceeding that a claim or remedy at law exists.

Section 13.16 Liability for Transfer Expenses. Except as otherwise specifically provided in this Article13, all costs and expenses incurred by the Company in connection with any Transfer of a Membership Interest in the Company or in connection with any purchaser becoming an assignee of any Membership Interest or being admitted as a member in the Company, including any filing, recording and publishing costs and the fees and disbursements of counsel, and any legal fees incurred in connection with preparing an appropriate joinder or amendment to this Agreement, shall be paid by, and shall be the sole responsibility of, the Member disposing of such Membership Interest (or the successor-in-interest of such Member).

Section 13.17 Anti-Dilution Protection.

(a) Except as set forth elsewhere in this Section 13.17, to the extent that that Company issues any additional Units other than Non-Voting Units issued as "profits interests" ("**Additional Units**"), and the purchase price per Unit is less than the applicable consideration per Unit paid by

any Non-Dilutive Member at such time (such applicable consideration per Unit, the "**Base Price**") without regard to the operation of this Agreement and the issuance of Adjusting Units (as defined below)) (a "**Dilutive Issuance**"), contemporaneously with the Dilutive Issuance the Company will issue to Non-Dilutive Members additional Non-Dilutive Units in an amount that provides the Non-Dilutive Members with the number of Units that they would have held in the Company had they purchased their existing Non-Dilutive Units for the price per Unit paid by the investors in the Dilutive Issuance (the "**Adjusting Units**"). As a result of the adjustment, the new investor(s) under the Dilutive Issuance will also receive Adjusting Units in an amount necessary to provide the new investor(s) with the percentage interest in the Company contemplated by the Dilutive Issuance.

(b) For the purposes of Section 13.17(a), the following paragraphs shall also be applicable:

1. If after the Effective Date, the Company grants any rights to subscribe for, or any rights or options to purchase, or securities convertible into, Units, whether or not such rights or options or rights to convert or exchange are immediately exercisable, and the price per Unit (determined by dividing (x) the total amount, if any, received or receivable by the Company as consideration for the granting of such rights or options, plus the minimum aggregate amount of additional consideration payable to the Company upon the exercise of such rights or options, plus, in the case of any such rights or options which relate to such convertible securities, the minimum aggregate amount of additional consideration, if any, payable upon the issue or sale of such convertible securities and upon the conversion or exchange thereof, by (y) the total maximum number of Units issuable upon the exercise of such rights or options or upon the conversion or exchange of all such convertible securities issuable upon the exercise of such rights or options) shall be less than the Base Price, then the total maximum number of Units issuable upon the exercise of such rights or options or upon conversion or exchange of the total maximum amount of such convertible securities issuable upon the exercise of such rights or options shall (as of the date of grant of such rights or options) be deemed to have been issued at such time in a Dilutive Issuance.

2. If after the Effective Date, the Company issues or sells any convertible securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per Unit (determined by dividing (x) the total amount received or receivable by the Company as consideration for the issue or sale of such convertible securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (y) the total maximum number of Units issuable upon the conversion or exchange of all such convertible securities) shall be less than the Base Price, then the total maximum number of Units issuable upon conversion or exchange of such convertible securities shall (as of the date of the issue or sale of such convertible securities) be deemed to have been issued at such time in a Dilutive Issuance; provided that if any such issuance or sale of such convertible securities is made upon exercise of any rights to subscribe for or to purchase or any option to purchase any such convertible securities for which adjustments of the conversion price have been or are to be made pursuant to other provisions of this Section 13.17(b), no further adjustment shall be made pursuant to this Section 13.17(b)(2)

by reason of such issuance or sale.

(c) If after the Effective Date, any Units or convertible securities or any rights or options to purchase any such Units or convertible securities shall be issued or sold for (1) cash, the consideration received therefor shall be deemed to be the amount received by the Company therefor, or (2) a consideration other than cash, the amount of such consideration received by the Company shall be deemed to be the fair market value of such consideration.

(d) Upon the expiration of any rights to subscribe for, or any rights or options to purchase, Units or any convertible securities, which shall not have been exercised or converted, any adjustments to the number of Units owned pursuant to Section 13.17(a), shall, upon such expiration, be recomputed as if the only additional Units issued were the Units, if any, actually issued upon the exercise or conversion of such rights, options or convertible securities and the consideration received therefor was the consideration actually received by the Company for the issuance of all such rights, options or convertible securities, whether or not exercised or converted, plus the e consideration actually received by the Company upon such exercise or conversion.

(e) Upon the occurrence of each adjustment pursuant to this Section 13.17, the Company at its expense shall promptly compute such adjustment and furnish to Non-Dilutive Members a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based.

(f) The Company shall not, by amendment of this Agreement or through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but shall at all times in good faith carry out all the provision of this Section 13.17 and take all such action as may be necessary or appropriate in order to protect the anti -dilution rights of Non-Dilutive Members under this Section 13.17.

(g) The rights set forth in this Section 13.17 shall terminate effective as of an Initial Public Offering.

Section 13.18 Determination of Purchase Price. The purchase price (the "**Purchase Price**") for any Membership Interest that is required to be determined under this Article 13 shall be computed in accordance with the steps set forth in this Section 13.18. The Purchase Price shall be equal to either (1) an amount mutually agreed upon by the selling and purchasing parties, if such amount is agreed upon not later than thirty days after the Valuation Date, or (2) an amount equal to the Percentage Interest of the Membership Interest to be sold and purchased, multiplied by (y) the net, non-discounted fair market value of the Company's assets, which shall be determined by an appraisal conducted by an independent, qualified, reputable licensed appraiser

selected by the seller and the purchaser, or if the parties cannot agree on an appraiser, then each shall appoint an appraiser, and the fair market value shall be the average of the fair market value of the Company's assets as determined by both appraisers. The parties shall split the costs of the appraisals.

Section 13.19 Terms of Purchase. Except as otherwise provided in Section 13.6 above with respect to the sale and purchase of a Defaulted Membership Interest, the terms for payment of the Purchase Price of a Membership Interest that are to be determined under Article 13 shall be determined under Subsections 13.19 (a) through (c) below.

(a) Cash Down Payment. The purchaser of any Membership Interest to be purchased and sold shall make a cash payment at closing equal to twenty percent (20%) of the total Purchase Price (or, to the extent that the purchaser is a Member purchasing its Proportionate Share, then such Member's Proportionate Share of the cash down payment provided in this Subsection 13.19(a)).

(b) Deferred Payments. The balance of the Purchase Price shall be payable in five (5) equal annual installments of principal and interest (but with the final installment adjusted to the extent necessary to include the unpaid principal balance plus all interest accrued and unpaid on such final payment date), with interest computed at a rate of five percent (5%). The first such installment shall be payable on the first anniversary of the date of the closing of such purchase and sale of the Membership Interest, and each of the four (4) remaining annual payments shall be made on the same day of each of the next four (4) consecutive years thereafter (the "**Payment Dates**").

(c) Promissory Note. The obligation for the deferred portion of the Purchase Price shall be represented by an unsecured promissory note (or promissory notes if more than one Member is a purchaser) containing the terms described above and such other terms and conditions as are standard for similar transactions in the Central Florida area, including, but not limited to, the right of prepayment without premium or penalty at any time and a 30-day period for each payment before a default may be declared. Such promissory note shall also specifically refer to the rights of offset provided in Section 13.11 above.

ARTICLE 14 - SECURITIES REPRESENTATIONS AND WARRANTIES

Section 14.1 INVESTMENT REPRESENTATIONS. EACH MEMBER ACKNOWLEDGES AND AGREES THAT ITS MEMBERSHIP INTEREST HAS BEEN ACQUIRED FOR SUCH MEMBER'S OWN ACCOUNT AS PART OF A PRIVATE OFFERING, EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND ALL APPLICABLE STATE SECURITIES OR BLUE SKY LAWS, FOR INVESTMENT ONLY AND NOT WITH A VIEW TO THE DISTRIBUTION OR OTHER SALE THEREOF AND THAT AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS MAY NOT BE AVAILABLE IF THE MEMBERSHIP INTEREST WAS

ACQUIRED BY SUCH MEMBER WITH A VIEW TO RESALE OR DISTRIBUTION THEREOF UNDER ANY CONDITIONS OR CIRCUMSTANCES AS WOULD CONSTITUTE A DISTRIBUTION OF SUCH MEMBERSHIP INTEREST WITHIN THE MEANING AND PURVIEW OF THE SECURITIES ACT OR THE APPLICABLE STATE SECURITIES LAWS. ACCORDINGLY, EACH MEMBER REPRESENTS AND WARRANTS TO THE OTHER MEMBERS, THE MANAGER, THE COMPANY AND ALL OTHER INTERESTED PARTIES THAT:

(a) SUCH MEMBER HAS SUFFICIENT FINANCIAL RESOURCES TO CONTINUE SUCH MEMBER'S INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD;

(b) SUCH MEMBER HAS ADEQUATE MEANS OF PROVIDING FOR ITS CURRENT NEEDS AND CONTINGENCIES AND CAN AFFORD A COMPLETE LOSS OF ITS INVESTMENT IN THE COMPANY;

(c) IT IS SUCH MEMBER'S INTENTION TO ACQUIRE AND HOLD ITS MEMBERSHIP INTEREST SOLELY FOR ITS PRIVATE INVESTMENT AND FOR ITS OWN ACCOUNT AND WITH NO VIEW OR INTENTION TO DISTRIBUTE, RESELL, ASSIGN, PLEDGE, MORTGAGE, HYPOTHECATE, OR OTHERWISE TRANSFER OR DISPOSE OF SUCH MEMBERSHIP INTEREST (OR ANY PORTION THEREOF);

(d) OTHER THAN AS PROVIDED HEREIN, SUCH MEMBER HAS NO CONTRACT, UNDERTAKING, AGREEMENT, OR ARRANGEMENT WITH ANY PERSON TO SELL OR OTHERWISE TRANSFER TO ANY PERSON, OR TO HAVE ANY PERSON SELL ON BEHALF OF SUCH MEMBER, ITS MEMBERSHIP INTEREST (OR ANY PORTION THEREOF), AND SUCH MEMBER IS NOT ENGAGED IN AND DOES NOT PLAN TO ENGAGE WITHIN THE FORESEEABLE FUTURE IN ANY DISCUSSION WITH ANY PERSON RELATIVE TO THE SALE OR ANY TRANSFER OF ITS MEMBERSHIP INTEREST (OR ANY PORTION THEREOF);

(e) OTHER THAN AS PROVIDED HEREIN, SUCH MEMBER IS NOT AWARE OF ANY OCCURRENCE, EVENT, OR CIRCUMSTANCE UPON THE HAPPENING OF WHICH SUCH MEMBER INTENDS TO ATTEMPT TO SELL, TRANSFER, OR OTHERWISE DISPOSE OF ITS MEMBERSHIP INTEREST (OR ANY PORTION THEREOF), AND SUCH MEMBER DOES NOT HAVE ANY PRESENT INTENTION OF SELLING, TRANSFERRING, OR OTHERWISE DISPOSING OF ITS MEMBERSHIP INTEREST (OR ANY PORTION THEREOF) AFTER THE LAPSE OF ANY PARTICULAR PERIOD OF TIME;

(f) SUCH MEMBER, BY MAKING OTHER INVESTMENTS OF A SIMILAR NATURE AND/OR BY REASON OF ITS BUSINESS AND FINANCIAL EXPERIENCE OR THE BUSINESS AND FINANCIAL EXPERIENCE OF THOSE PERSONS IT HAS RETAINED TO ADVISE SUCH MEMBER WITH RESPECT TO ITS INVESTMENT

IN THE COMPANY, IS A SOPHISTICATED INVESTOR WHO HAS THE CAPACITY TO PROTECT ITS OWN INTEREST IN INVESTMENTS OF THIS NATURE AND IS CAPABLE OF EVALUATING THE MERITS AND RISKS OF THIS INVESTMENT;

(g) SUCH MEMBER HAS HAD ALL DOCUMENTS, RECORDS, BOOKS AND DUE DILIGENCE MATERIALS PERTAINING TO THIS INVESTMENT MADE AVAILABLE TO SUCH MEMBER AND SUCH MEMBER'S ACCOUNTANTS AND ADVISORS; SUCH MEMBER HAS ALSO HAD AN OPPORTUNITY TO ASK QUESTIONS OF, AND RECEIVE ANSWERS FROM, THE COMPANY CONCERNING THIS INVESTMENT; AND SUCH MEMBER HAS ALL OF THE INFORMATION DEEMED BY SUCH MEMBER TO BE NECESSARY OR APPROPRIATE TO EVALUATE THE INVESTMENT AND THE RISKS AND MERITS THEREOF;

(h) SUCH MEMBER HAS A CLOSE BUSINESS ASSOCIATION WITH THE COMPANY AND ITS AFFILIATES, THEREBY MAKING THE MEMBER A WELL-INFORMED INVESTOR FOR PURPOSES OF THIS INVESTMENT;

(i) SUCH MEMBER IS AWARE OF THE FOLLOWING:

(1) NO FEDERAL OR STATE AGENCY HAS MADE ANY FINDING OR DETERMINATION AS TO THE FAIRNESS OF THE INVESTMENT, OR ANY RECOMMENDATION OR ENDORSEMENT, OF SUCH INVESTMENT;

(2) THERE ARE SUBSTANTIAL RESTRICTIONS ON THE TRANSFERABILITY OF THE MEMBERSHIP INTEREST OF SUCH MEMBER, THERE WILL BE NO PUBLIC MARKET FOR THE MEMBERSHIP INTEREST AND, ACCORDINGLY, IT MAY NOT BE POSSIBLE FOR SUCH MEMBER READILY TO LIQUIDATE ITS INVESTMENT IN THE COMPANY IN CASE OF EMERGENCY; AND

(3) ANY FEDERAL OR STATE INCOME TAX BENEFITS WHICH MAY BE AVAILABLE TO SUCH MEMBER MAY BE LOST THROUGH CHANGES TO EXISTING LAWS AND REGULATIONS OR IN THE INTERPRETATION OF EXISTING LAWS AND REGULATIONS; SUCH MEMBER IN MAKING THIS INVESTMENT IS RELYING, IF AT ALL, SOLELY UPON THE ADVICE OF ITS OWN TAX ADVISORS WITH RESPECT TO THE TAX ASPECTS OF AN INVESTMENTS IN THE COMPANY; AND

(4) SUCH MEMBER FURTHER COVENANTS AND AGREES THAT (I) ITS MEMBERSHIP INTEREST WILL NOT BE RESOLD UNLESS THE PROVISIONS SET FORTH IN ARTICLE 13 ARE COMPLIED WITH, AND (II) SUCH MEMBER SHALL HAVE NO RIGHT TO REQUIRE REGISTRATION OF ITS MEMBERSHIP INTEREST UNDER THE SECURITIES ACT OR APPLICABLE STATE

SECURITIES LAWS, AND, IN VIEW OF THE NATURE OF THE COMPANY AND ITS BUSINESS, SUCH REGISTRATION IS NEITHER CONTEMPLATED NOR LIKELY.

ARTICLE 15 - DISSOLUTION OF THE COMPANY

Section 15.1 Events of Dissolution. The Company shall be dissolved, and the Company's assets shall be liquidated, pursuant to Section15.3 below, upon the first to occur of:

(a) the sale or other Transfer of all of the Company's assets (except that if the Company received one (1) or more purchase money notes from any such sale, the Company shall continue until the note is paid in full or is otherwise disposed of by the Company), unless the Manager determine to reinvest the proceeds of such sale in property or other forms of investments;

(b) a written notice of dissolution signed by all the Members; or

(c) the occurrence of any other event which, under the Act, but subject to the express terms of this Agreement, causes the dissolution of the Company.

Section 15.2 Company's Continued Existence. The Company shall continue to exist following the occurrence of any of the events detailed in Section 15.1 above solely for the purpose of winding up the Company's affairs. Following the dissolution of the Company, the Manager (or, if none, the Majority Members) shall cause Articles of Dissolution of the Company, in form and content required by the Act, to be prepared and delivered to the Florida Department of State for filing.

Section 15.3 Distributions Upon Dissolution of the Company. Upon the dissolution of the Company as contemplated under Section 15.1 above, the Manager shall immediately commence to wind up the Company's affairs and, except as otherwise provided below, shall Distribute all the assets of the Company in liquidation as soon as practicable.

(a) The Company shall be permitted to engage in all activities which may be appropriate to wind up and liquidate the business and affairs of the Company, including those actions or matters described in § 605.0709 of the Act. Further, in order to dispose of claims against the Company, the Members shall be authorized to cause the Company to adopt and implement the procedures described in § 605.0711 of the Act.

(b) The assets of the Company to be Distributed in liquidation shall be Distributed in the following order of priority: (i) payment to creditors of the Company, including any Members who have loaned money to the Company, in the order of priority provided by law; and (ii) payment to the Members in proportion to and in accordance with their positive Capital Account balances, as determined after taking into account all proper Capital Account adjustments for the Company's Taxable Year during which the dissolution of the Company occurs or, if later, through the date of the final Distribution to the Members as required by this Section 15.3, other than those adjustments made for liquidating Distributions pursuant to this Section 15.3.

(c) Notwithstanding the above, if approved by the Manager, the Company shall retain, out of amounts otherwise distributable to the Members, a reasonable reserve to provide for Company liabilities (contingent or otherwise).

ARTICLE 16 - ALTERNATIVE DISPUTE RESOLUTION

Section 16.1 Agreement to Use Procedure. The Members have entered into this Agreement in good faith and in the belief that it is mutually advantageous to the Members. It is with that same spirit of cooperation that the Members pledge to attempt to resolve any dispute amicably without the necessity of litigation. Accordingly, the Members agree that if any dispute arises between or among the Members relating to this Agreement (the "**Dispute**"), they will utilize the procedures specified in this Article 16 (the "**Procedures**") to resolve such Dispute. Notwithstanding the foregoing, the Company or any Member shall have the right (but shall not be required) to enforce the provisions of Article 13 hereof (which article relates to Transfers of interest in the Company, the right of Members to withdraw, etc.) without regard to the Procedures set forth in this Article 16.

Section 16.2 Initiation and Procedures. The Member or the Company (as the case may be) which seeks to initiate the Procedure (the "**Initiating Party**") shall give written notice to the other Members and (unless the Company is the Initiating Party) the Company, describing in general terms the nature of the Dispute, the Initiating Party's claim for relief and identifying one (1) or more individuals with authority to settle the Dispute on such Initiating Party's behalf. The Member(s) and (if applicable) the Company receiving such notice (the "**Responding Party**", whether one (1) or more) shall have five (5) Business Days within which to designate by written notice to the Initiating Party one (1) or more individuals with the authority to settle the Dispute on such Responding Party's behalf. Individuals designated to represent the Initiating Party and the Responding Party shall be known as the "**Authorized Individuals**". The Initiating Party and the Responding Party shall collectively be referred to as the "**Disputing Parties**" or individually as a "**Disputing Party**".

Section 16.3 Direct Negotiations. The Authorized Individuals shall be entitled to make such investigation of the Dispute, as they deem appropriate, but agree to promptly, and in no event later than thirty (30) days from the date of the Initiating Party's written notice, meet to discuss resolution of the Dispute. The Authorized Individuals shall meet at such times and places and with such frequency as they may agree upon. If the Dispute has not been resolved within thirty (30) days from the date of their initial meeting, the Disputing Parties shall cease direct negotiations and shall submit the Dispute to mediation in accordance with the Procedures set forth below in this Article 16.

Section 16.4 Selection of Mediator. The Authorized Individuals shall have five (5) Business Days from the date they cease direct negotiations to submit to each other a written list of acceptable qualified attorney-mediators not affiliated with any of the Disputing Parties. Within five (5) days from the date of receipt of such list, the Authorized Individuals shall rank the

mediators in numerical order of preference and exchange such rankings. If one (1) or more names are on two (2) or more of such lists, the highest ranking person shall be designated as the mediator. If no mediator has been selected under this Procedure, the Disputing Parties agree to jointly request either a state or federal judge of their choosing (or if they cannot agree, the Chief Judge of the Circuit Court for Seminole County, Florida) to supply within ten (10) Business Days a list of potential qualified attorney-mediators. Within five (5) Business Days of receipt of the list, the Authorized Individuals shall again rank the proposed mediators in numerical order of preference, shall simultaneously exchange such lists, and shall select as the mediator the individual receiving the highest combined ranking. If such mediator is not available to serve, the Authorized Individuals shall proceed to contact the mediator who has the next highest ranking until they are able to select a mediator.

Section 16.5 Time and Place of Mediation. In consultation with the mediator selected, the Authorized Individuals shall promptly designate a mutually convenient time and place for the mediation, and unless circumstances require otherwise, such time shall not be later than forty-five (45) days after selection of the mediator.

Section 16.6 Exchange of Information. In the event any Disputing Party to this Agreement has substantial need for information in the possession of another Disputing Party to this Agreement in order to prepare for the mediation, all Disputing Parties shall attempt in good faith to agree to procedures for the expeditious exchange of such information with the help of the mediator, if required.

Section 16.7 Summary of Views. At least seven (7) days prior to the first scheduled session of the mediation, each Disputing Party shall deliver to the mediator and to the other Disputing Parties a concise written summary of its views on the matter in Dispute and such other matters required by the mediator. The mediator may also request that a confidential issue paper be submitted to him or her by each Disputing Party.

Section 16.8 Parties to be Represented. In the mediation, each Disputing Party shall be represented by an Authorized Individual and may be represented by counsel. In addition, each Disputing Party may, with permission of the mediator, bring such additional individuals as needed to respond to questions, contribute information and participate in the negotiations.

Section 16.9 Conduct of Mediation. The mediator shall determine the format for the meetings designed to assure that both the mediator and the Authorized Individuals have an opportunity to hear an oral presentation of each Disputing Party's views on the matter in dispute, and the Authorized Individuals shall then attempt to negotiate a resolution of the matter in dispute, with or without the assistance of counsel or others, but with the assistance of the mediator. To this end, the mediator is authorized to conduct both joint meetings and separate private caucuses with the Disputing Parties. The mediation session shall be private. The mediator shall keep confidential all information learned in private caucus with any Disputing Party unless specifically authorized by such Disputing Party to make disclosure of the information to the other Disputing Party(ies).

The Disputing Parties commit to participate in the proceedings in good faith with the intention of resolving the Dispute if possible.

Section 16.10 Termination of Procedure. The Disputing Parties agree to participate in the mediation procedure to its conclusion. The mediation shall be terminated: (i) by the execution of a settlement agreement by the Disputing Parties; (ii) by declaration of the mediator that the mediation is terminated; or (iii) by a written declaration of a Disputing Party to the effect that the mediation process is terminated at the conclusion of one (1) full day's mediation session. Even if the mediation is terminated without a resolution of the Dispute, the Disputing Parties agree not to terminate negotiations and not to commence any additional proceedings prior to the expiration of five (5) days following the mediation. Notwithstanding the foregoing, any Disputing Party may commence additional proceedings within such five (5) day period if the Dispute could be barred by an applicable statute of limitations.

Section 16.11 Waiver of Jury Trial. Each of the members, to the maximum extent permitted by law, waives trial by jury in any action, proceeding or counterclaim brought by either of the parties to this Agreement against the other on any matters whatsoever arising out of or in any way connected with this Agreement. The foregoing wavier is made knowingly and voluntarily, and upon the advice of competent counsel.

Section 16.13 Fees of Mediation, Disqualification. The fees and expenses of the mediator shall be shared equally by the Disputing Parties. The mediator shall be disqualified as a witness, consultant, expert or counsel for any Disputing Party with respect to the Dispute of any related matters.

Section 16.14 Confidentiality. Mediation is a compromise negotiation for purposes of federal and state rules of evidence and constitutes privileged communication under Florida law. The entire mediation process is confidential and no stenographic, visual or audio records shall be made. All conduct, statements, promises, offers, views and opinions, whether oral or written, made in the course of the mediation by any Disputing Party, its agents, employees, representatives or other invitees and by the mediator are confidential and shall, in addition and when appropriate, be deemed privileged. Such conduct, statements, promises, offers, views and opinions shall not be discoverable or admissible for any purpose, including impeachment, in any litigation or other proceeding involving the parties and shall not be disclosed to anyone not an agent, employee, expert, witness or representative of any of the Disputing Parties; provided, however, that evidence otherwise discoverable or admissible is not excluded from discovery or admission as a result of its use in the mediation.

ARTICLE 17 - MISCELLANEOUS

Section 17.1 Benefit. This Agreement shall be binding upon, and inure to the benefit of the Members and their assignees who become such in accordance with the terms of this Agreement.

Section 17.2 Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not, to the extent possible, affect the other provisions hereof, and this Agreement shall, to the extent possible, be construed and enforced in all respects as if such invalid or unenforceable provision had not been contained herein.

Section 17.3 Notices. All notices or other communications given or made under this Agreement or pursuant to the Act shall be in writing. Notices or other communications to the Members or the Company shall be deemed to have been given when delivered personally, when sent to the Members or the Company by registered or certified mail, return receipt requested, postage prepaid when sent by overnight delivery by a nationally recognized overnight courier, or when sent by electronic mail addressed as follows:

(a) to the Members, at the address or e-mail addresses as set forth in the Member List, or at such other address or e-mail address as each such Member may specify in writing given in a notice to the Company and all of the other Members in compliance with this Section 17.3; or

(b) to the Company, at the principal office of the Company specified in Section 2.2 above.

All notices or other communications given in accordance herewith shall be deemed received on the date of delivery, if hand delivered or sent by electronic mail; three (3) Business Days after the date of mailing, if mailed by United States registered or certified mail, return receipt requested, postage prepaid; and one (1) Business Day after the date of sending the notice by overnight delivery by a nationally recognized courier.

Section 17.4 Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida. Except as otherwise provided in Article 16 above, in the event of any legal or equitable action arising under this Agreement, the venue for such action shall lie exclusively within either the state courts of Florida located in Seminole County, Florida, or the United States District Court for the Middle District of Florida, Orlando Division, as the case may be, and the parties hereto do hereby specifically waive any other jurisdiction and venue.

Section 17.5 Assignees. In the event that any transferee or other successor-in-interest to a Member is not otherwise admitted as an additional Member in accordance with the provisions of this Agreement or the Articles of Organization, such transferee or other successor-in-interest shall be treated as holding a Transferable Interest, and shall only have the right to be allocated its allocable share of Profits and Losses, and receive the Distributions which the Transferring Member (or Transferring assignee, or other predecessor-in-interest) would otherwise be entitled, with respect to the Membership Interest that was Transferred to such Person pursuant to this Agreement (but for such Transfer), to the extent attributable to the interest Transferred to such assignee. In applying the provisions of this Agreement, including Article 11, Article 12, Article 13 and

Section15.3, each successor to an interest in the Company, whether admitted as an additional Member or not, shall be deemed to have made the Capital Contributions made by such successor's predecessors-in-interest (to the extent of the interest assigned) and to have received the aggregate allocations and Distributions previously made to each such predecessor-in-interest (to the extent of interest assigned). An assignee or other successor who is not admitted as an additional Member shall neither have the right to vote on any matter subject to the approval or direction of the Members, nor have any rights to interfere in the management or administration of the Company's business or affairs, acquire any information or account of Company transactions, or inspect the Company's books during the continuance of the Company.

Section 17.6 Third-Party Beneficiaries. Any agreement contained herein to make any contribution or to otherwise pay any amount, and any assumption of liability herein contained, express or implied, shall not inure to the benefit of any creditors of the Company or to any other party whomsoever, it being the intention of the undersigned parties that no one shall be deemed to be a third-party beneficiary of this Agreement or any portion hereof.

Section 17.7 Reference and Titles; Time Periods. All references in this Agreement to articles, sections or other subdivisions refer to corresponding articles, sections or subdivisions of this Agreement unless expressly provided otherwise. The words "this Agreement," "herein," "hereof," "hereby," "hereunder" and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. Words in the singular form shall be construed to include the plural and vice versa, and words of one gender shall be construed to include all genders, unless the context otherwise requires. The titles and captions contained herein are for convenience only, and shall not be considered interpretive of the provisions hereof. In the event that the day upon which any event is to take place falls on a Saturday, Sunday or other business holiday in the State of Florida, then such event shall take place on the next succeeding Business Day.

Section 17.8 Attorneys' Fees. Except as otherwise set forth in Article 16 above, if any party to this Agreement institutes any action or proceeding to enforce the rights and duties of the parties hereto arising from or in any way relating to the subject matter of this Agreement, the prevailing party or parties in such action or proceeding shall be entitled to recover from the non-prevailing party or parties all costs and expenses incurred by the prevailing party or parties in such action, including, but not limited to, reasonable attorneys' fees, paralegal fees, law clerk fees and other legal costs and expenses, whether incurred at or before the trial level or in any appellate, bankruptcy or other legal proceeding.

Section 17.9 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document. All counterparts shall be construed together and shall constitute one Agreement. A facsimile, telecopy or other electronic reproduction of this Agreement may be executed by the parties (in counterparts or otherwise). Signatures received through facsimile or other electronic transmission shall bind the party whose signature is so received as if such signature were original. At the request of any party,

the parties hereto agree to execute an original of this Agreement in addition to any executed facsimile, telecopy or other electronic reproduction.

Section 17.10 Waiver of Partition. Each Member irrevocably waives any and all rights that such Member may have to maintain action for partition of any of the Company's real property (if any).

Section 17.11 Entire Agreement. This Agreement and the exhibit attached hereto (including any documents referred to herein) and incorporated herein constitute the entire agreement among the parties and supersede any prior understandings, agreements, drafts or representations by or among the parties, written or oral, that may have related in any way to the subject matter hereof.

Section 17.12 Amendments. The Members may amend this Agreement by Majority Member approval. However, section 3.4 determining the percentage of profits to give away pro bono, to those who cannot afford cancer treatment from the company (The Mission) shall require approval of holders of 95% of the Units other than Non-Voting Units, to increase the Contribution Percentage above the present 10%.

Section 17.13 Waiver of Appraisal Rights. No Member shall be entitled to appraisal rights or to any right to obtain payment of the fair value of that Member's Membership Interest as otherwise set forth in § 605.1006 of the Act, and each Member irrevocably waives any and all such rights.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been executed and delivered by the Members as of the Effective Date.

THE COMPANY:

LifeBridge 10000, LLC

By: ______________________
Peter Travers, Manager/Majority Member

EXHIBIT A

SPECIAL TAX

AND ACCOUNTING PROVISIONS

Section A.1. Special Allocations. The allocation of Profits and Losses for each Taxable Year of the Company shall be subject to the following special allocations set forth below:

A. No Allocations Permitted Which Would Create an Adjusted Capital Account Deficit. No allocation shall be made to any Member to the extent that any such allocation would create or enlarge an Adjusted Capital Account Deficit in any such Member's Capital Account as determined as of the end of any Taxable Year. Any items which would be allocated to a Member, but for the preceding sentence, shall be allocated to such other Member or Members to whom such allocation would not create or enlarge an Adjusted Capital Account Deficit (proportionately, if more than one, based on each such Member's relative Membership Interest).

B. Certain Unexpected Adjustments, Allocations or Distributions. If, with respect to any Taxable Year, any Member unexpectedly receives any adjustments, allocations or distributions described in Treas. Reg. §§ 1.704-1(b)(2)(ii)(d)(4), (5) or (6), then items of Company income and gain (comprising the Profits or Losses of the Company) for such year (and, if necessary, for subsequent years) shall be specially allocated to each such Member in an amount sufficient to eliminate, to the extent required by the Regulations, each such Member's Adjusted Capital Account Deficit, if any, resulting from such unexpected item, as quickly as possible; provided that the allocations otherwise to be made pursuant to this Section A.1.B. shall be made only if and to the extent that any Member unexpectedly receiving any such adjustment, allocation or distribution would have an Adjusted Capital Account Deficit as of the end of such Taxable Year after all other allocations provided for in this Agreement for such year have been tentatively made, as if this Section A.1.B. was not applicable.

C. Code §704(c). In accordance with Code § 704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to any in-kind property contributed to the capital of the Company, shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Book Value. In the event the Book Value of any Company asset is adjusted pursuant to subparagraph (2) of the definition of Book Value set forth in Article I of this Agreement, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code § 704(c) and the Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose and intention of this

Agreement. Allocations pursuant to this Section A.1.C. are solely for purposes of federal income taxes and shall not affect, or in any way be taken into account in computing, any Person's Capital Account or share of Profits, Losses or other items or distributions pursuant to any provision of the Agreement.

D. Member Minimum Gain Chargeback. Except as otherwise provided in Treas. Reg. § 1.704-2(f), if there is a net decrease in Company Minimum Gain for any Taxable Year, then except as otherwise provided in Treas. Reg. §§ 1.704-2(f)(2), (3), (4) and (5), each Member shall be specially allocated items of income and gain for such year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain during such year, determined in accordance with Treas. Reg. § 1.704-2(g)(2). Allocations pursuant to the preceding sentence shall be made among the Members in proportion to the respective amounts required to be allocated to each of them pursuant to such Regulation. The items to be so allocated shall be determined in accordance with Treas. Reg. §§ 1.704-2(f)(6) and 1.704-2(j)(2). Any special allocation of items of Company income and gain pursuant to this Section A.1.D. shall be made before any other allocation of items under this **Exhibit A**. This Section A.1.D. is intended to comply with the "minimum gain chargeback" requirement in Treas. Reg. § 1.704-2(f) and shall be interpreted consistently therewith.

E. Member Nonrecourse Debt Minimum Gain Chargeback. Except as otherwise provided in Treas. Reg. § 1.704-2(i)(4), if there is a net decrease during a Taxable Year in the Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt, then each Member with a share of the Member Nonrecourse Debt Minimum Gain attributable to such debt, determined in accordance with Treas. Reg. § 1.704-2(i)(5), shall be specially allocated items of income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treas. Reg. § 1.704-2(i)(4). Allocations pursuant to the preceding sentence shall be made among the Members in proportion to the respective amounts to be allocated to each of them pursuant to such Regulation. Any special allocation of items of income and gain pursuant to this Section A.1.E. for a Taxable Year shall be made before any other allocation of Company items under this **Exhibit A**, except only for special allocations required under Section A.1.B. hereof. The items to be so allocated shall be determined in accordance with Treas. Reg. § 1.704-2(i)(4). This Section A.1.E. is intended to comply with the provisions of Treas. Reg. § 1.704-2(i)(4) and shall be interpreted consistently therewith.

F. Nonrecourse Deductions. Nonrecourse Deductions for any Taxable Year or other period shall be specially allocated to the Members in proportion to their Membership Interests except to the extent that the applicable Treasury Regulations require those deductions to be allocated in some other manner. The allocations of Nonrecourse Deductions will be offset by minimum gain chargebacks under Section A.1.D. of this **Exhibit A** and not by allocations of Profits under Article 7 of this Agreement. The objective of the preceding sentence is to avoid the

result illustrated in Example 1 of Treas. Reg. § 1.704-2(f)(7) and is to be interpreted and applied in a manner that is consistent with that intention.

G. Member Nonrecourse Deductions. Member Nonrecourse Deductions for any Taxable Year or other period shall be specially allocated, in accordance with Treas. Reg. § 1.704-2(i)(1), to the Member or Members who bear the economic risk of loss for the Member Nonrecourse Debt to which such deductions are attributable. The allocations of Member Nonrecourse Deductions are to be offset by Member minimum gain chargebacks under Section A.1.E. of this **Exhibit A** and not by allocations of Profits under Article 7 of this Agreement. The objective of the preceding sentence is to avoid the result illustrated in Example 1 of Treas. Reg. § 1.704-2(f)(7) and is to be interpreted and applied in a manner that is consistent with that intention.

Section A.2. Curative Allocations. The allocations set forth in Subsections A, B and D through G of Section A.1. hereof (the "**Regulatory Allocations**") are intended to comply with certain requirements of Treas. Reg. §§ 1.704-1(b) and 1.704-2. Notwithstanding any other provisions of this **Exhibit A** (other than the Regulatory Allocations and the next two following sentences), the Regulatory Allocations shall be taken into account in allocating other Profits, Losses and items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other Profits, Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the allocations under the Regulatory Allocations had not occurred. For purposes of applying the preceding sentence, Regulatory Allocations of Nonrecourse Deductions and Member Nonrecourse Deductions shall be offset by subsequent allocations of items of income and gain pursuant to this Section A.2. only if (and to the extent that): (a) the Manager reasonably determine that such Regulatory Allocations are not likely to be offset by subsequent allocations under Section A.1.B. or Section A.1.C. hereof; and (b) there has been a net decrease in Company Minimum Gain (in the case of allocations to offset prior Nonrecourse Deductions) or a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt (in the case of allocations to offset prior Member Nonrecourse Deductions). The Manager shall apply the provisions of this Section A.2., and shall divide the allocations hereunder among the Members, in such manner as will minimize the economic distortions upon the distributions to the Members that might otherwise result from the Regulatory Allocations.

For purposes of applying this Section A.2., Regulatory Allocations which constitute allocations of Nonrecourse Deductions or Member Nonrecourse Deductions shall not be offset by subsequent curative allocations of Profits or items of income or gain comprising the Profits or Losses of the Company pursuant to Section A.2. hereof prior to the first Taxable Year thereafter during which there is a net decrease in Company Minimum Gain (or a net decrease in Company Nonrecourse Minimum Gain attributable to a Member Nonrecourse Debt, as the case may be) and then, shall only be offset by curative allocations pursuant to Section A.2. hereof if the Manager reasonably determine that such Regulatory Allocations are not offset (or reasonably likely to be

offset) by allocations (including expected future allocations) of income or gain under Section A.1.D. or E. hereof.

Section A.3. General Allocation Rules. Generally, all Profits and Losses allocated to the Members shall be allocated among them in proportion to their allocable shares of Profits set forth in Article 11, except as otherwise specifically provided under the terms of this Agreement. In the event Members are admitted to the Company on different dates during any Taxable Year, additional interests in the Company are issued during a Taxable Year, or the allocation of Profits or Percentage Interests are reallocated during a Taxable Year, the Profits (or Losses) allocated to the Members for each such Taxable Year shall be allocated among the Members in proportion to the allocations of Profits under Article 11 or Percentage Interests (whichever is applicable) that each Member holds from time to time during such Taxable Year in accordance with Code § 706, using any convention permitted by law and selected by the Manager.

(1) For purposes of determining the Profits, Losses or any other items allocable to any period, the Profits, Losses and any such other items shall be determined on a daily, monthly or other basis, as determined by the Manager using any method permissible under Code § 706 and the Regulations thereunder.

(2) For purposes of determining the Members' proportionate shares of the "excess nonrecourse liabilities" of the Company within the meaning of Treas. Reg. § 1.752-3(a)(3), their respective interests in Member Profits shall be in the same proportions as their Percentage Interests.

Section A.4. Code § 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset under Code §§ 734(b) or 743(b) is required to be taken into account in determining Capital Accounts pursuant to Treas. Reg. § 1.704-1(b)(2)(iv)(m), the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such section of the Regulations.